                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                (AMENDMENT NO. 5)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                         MEDICAL ASSET MANAGEMENT, INC.
                 (Name of Small Business Issuer in its charter)


                 Delaware                              33-0359976
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)             Identification Number)


                           4447 E. Broadway, Suite 102
                               Mesa, Arizona 85206
                             Telephone: 602-830-7414


                                  JOHN W. REGAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         MEDICAL ASSET MANAGEMENT, INC.
                           4447 E. BROADWAY, SUITE 102
                               MESA, ARIZONA 85206
                                 (800) 777-8831

                     (Name, address, including zip code, and
          telephone number, including area code, of agent for service)


Securities to be registered under Section 12(b) of the Act:

Title of each class to                 Name of each exchange on which
be so registered                       each class to be registered

         N/A                                    N/A

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

         COMPANY OVERVIEW.

         Medical Asset Management, Inc. (the "Company" or "MAM") is a physician practice management company that develops contractual affiliations with physician practices that provide for management by the Company and clinical autonomy for the physicians. As of December 31, 1996, the Company had developed equity affiliations with 33 physician practices having a total of 60 physicians in eight states. Pursuant to these equity affiliations, the Company has exchanged cash and its Common Stock for the ownership of the selected business assets of such practices and the right to manage such practices. Through its subsidiary, Healthcare Professional Management, Inc. ("HPM"), the Company also offers a full array of management services to affiliated physicians and other independent healthcare entities under long-term service contracts as a management service organization ("MSO"). As of December 31, 1996, the Company had long-term MSO contracts with three medical group practices having a total of 44 physicians in two states. HPM also provides management services on a consulting basis to over 300 physicians in Pennsylvania, West Virginia and Ohio.

         Under the Company's standard equity arrangements, physician affiliations are established through the exchange of cash and Common Stock of the Company for the ownership of selected business assets, pursuant to an asset purchase agreement, and the right to manage the practice, pursuant to a management service agreement. Although the amounts and terms of such arrangements are separately negotiated with each affiliated practice, the Company typically purchases the practice's accounts receivables and office equipment and enters into a 25 year practice management agreement that provides for business administration, management of non-medical personnel, human resource management, reimbursement management, an integrated information system (including electronic patient records) and other daily operational systems. The Company's revenues under such agreements are derived from the medical service revenues generated by the physicians and consist of management fees, based on a percentage of the medical service revenue earned by the practices, and the reimbursement of the practice's operating expenses.

         In addition, the Company through HPM provides services to medical practices through long-term service contracts without an equity component and consulting arrangements. Services provided under current long-term service contracts, which range from four to eight years in length, include billing and collections, accounting, human resource management, financial management and marketing. The Company's revenues under such contracts consist of management fees based on a percentage of the medical service revenue earned by the practice. Services provided under consulting arrangements include practice management, accounting, tax preparation, employee benefits analysis and retirement and estate planning.

         The Company's strategy is to develop physician-driven, integrated provider networks that deliver high quality, cost-effective health care in selected geographic markets. The Company believes that the keys to its continued growth will be its ability to expand its markets by entering into additional equity and non-equity management service affiliations with physician practices and by promoting the growth of such practices, to enhance the operating efficiency and profits at such practices and to provide an integrated information system to such practices.

         BACKGROUND.

         The Company was incorporated in Delaware on January 23, 1986, under the name Eagle High Enterprises, Inc., to raise investor capital to fund the Company's acquisition of an existing business. From 1986 to June 1994, the Company engaged in a search for technologies, properties or businesses that had long term growth potential. Although the Company considered a number of proposed acquisition candidates, it never undertook an acquisition. The Company's activities during this period were largely funded from the proceeds of a limited offering of the Company's Common Stock.

         Recapitalization. In June, 1994, the Company entered into a stock exchange agreement with the shareholders of Medical Asset Management, Inc., a closely held Delaware corporation incorporated on May 12, 1989 ("Old MAM"), pursuant to which control of the Company was acquired by the shareholders of Old MAM. Old MAM had been engaged in the business of managing medical practices since 1991 and owned certain franchise rights under the name "Occu-Med." See "--Occu-Med Franchises." In June 1994, Old MAM provided management services to three affiliated physicians in one state, which continue to be managed by the Company.

         In connection with this transaction, the shareholders of Old MAM transferred their business to the Company in exchange for 6,960,000 newly issued shares of the Company's Common Stock, which represented 80% of the then outstanding shares of the Company. The transaction between the Company and Old MAM was treated as a recapitalization of Old MAM, with Old MAM as the acquiror for accounting purposes, i.e. a reverse acquisition. As such, no revaluation of net assets was recorded. Pursuant to the recapitalization, the Company became the surviving entity, thus allowing the shareholders to take advantage of the already existing market for the Company's shares, and changed its name to "Medical Asset Management, Inc."

         Acquisitions and Recent Developments. Since June 1994, the Company has entered into equity arrangements with 32 medical practices having a total of 57 physicians, and has acquired HPM, a physician practice management company. In 1994, the Company entered into equity arrangements with 10 medical practices having a total of 12 physicians, as compared to six medical practices having a total of eight physicians in 1995 and 18 medical practices having a total of 39 physicians in 1996. In its largest acquisition to date, the Company in April 1996 purchased certain business assets of, and entered into a 25-year management service agreement with, OB-GYN Associates, P.C. ("OB-GYN") of Denver, Colorado, in exchange for $1,606,202 in cash and 730,000 shares of the Company's Common Stock. The Company believes that this medical group, consisting of nine OB/GYN physicians in four offices in the Rocky Mountain region, is the largest OB/GYN single-specialty medical group in the Rocky Mountain region. For financial information concerning OB-GYN, see "Index to Financial Information--OB-GYN."

         Effective December 31, 1995, the Company acquired HPM, a physician practice management company located in Pittsburgh, Pennsylvania, in exchange for 433,332 shares of the Company's Common Stock. HPM has provided management services to physician practices for over 35 years and currently provides such services on a long-term contractual as well as a consulting basis to physicians in Pennsylvania, Ohio and West Virginia.

          The Company is currently negotiating with a number of physicians to enter into equity arrangements and/or non-equity long-term management services contracts. There can be no assurance that any of these potential contractual affiliations will be completed.

         HEALTH CARE INDUSTRY OVERVIEW.

         Concerns over the accelerating cost of health care have resulted in the increasing prominence of managed care over traditional fee-for-service medicine. As managed care penetrates a larger number of geographic markets, managed care organizations ("MCOs") and health care providers confront pressures to provide high quality health care in a cost-effective manner. Employer groups have begun to bargain as consumers of health care in an effort to reduce premiums and achieve greater accountability of MCOs and health care providers with respect to accessibility, choice of provider, quality of care and other indicators of consumer satisfaction.

         The focus on cost containment has placed small to mid-sized physician groups and sole practitioners at a disadvantage. Such physician groups typically have higher operating costs because they often have little purchasing power with suppliers and lack the capital to purchase either new technologies that can improve quality and reduce costs or the cost accounting and quality management systems necessary to enter into sophisticated risk-sharing contracts with payors.

         In order to compete effectively, health care providers have sought to reorganize themselves into health care delivery systems that are better suited to the managed care environment. Primary care physicians have increasingly become the conduit for the delivery of medical care by acting as gatekeepers and directing referrals to certain specialists, hospitals, alternate-site facilities and diagnostic facilities. Many physicians are concluding that they must have control over the delivery and financial impact of a broader range of health care services through the acceptance of global capitation. Groups of independent physicians and medical groups are accordingly taking steps to assume responsibility and financial risk for integrated health care services. In brief, physicians are increasingly abandoning traditional private practice in favor of affiliations with larger organizations that offer skilled and innovative management, sophisticated information systems and capital resources.

         COMPANY OPERATIONS.

         To meet payor demand for price competitive, quality services, the Company utilizes a market based approach, the goal of which is to establish a base of primary care physicians allied with specialty physicians into a network of providers serving a targeted geographic area. Affiliated primary care physicians currently include physicians in family practice, internal medicine, pediatrics and obstetrics/gynecology. Key specialties of affiliated physicians currently include orthopedics, cardiology, podiatry, nephrology, urology, surgery and oncology. The Company markets its physician affiliations to managed care and third-party payors, referring physicians and hospitals. Affiliated physicians also treat fee-for-service patients on a per-occurrence basis. After-hours care is available in several of the Company's clinics.

         Under the Company's standard equity arrangements, physician affiliations are established through the exchange of cash and Common Stock of the Company in amounts and on terms that are separately negotiated with each individual physician or practice group. This consideration is payable in installments over an agreed period of time, usually four years. The relationship between the

Company and its affiliated physicians is set forth in asset purchase and management service agreements.

         Through the asset purchase agreement, the Company acquires the assets utilized in the practice and may also assume certain liabilities of the physician group. The assets to be acquired by the Company under the asset purchase agreement will vary, although all have involved the acquisition of certain selected business assets, such as desks, computers, typewriters or filing cabinets, and the majority have involved the acquisition of accounts receivable. The Company may also acquire the lease or fee interest of the physician-owners in the physical location of the practice. Of the practices currently under management by the Company, three have involved the acquisition of real property by the Company.

         Under management service agreement, a physician group or sole practitioner delegates to the Company administrative, management and support functions required in connection with its or his medical practice. The management service agreements typically have terms of 25 years and provide the physicians with access to capital, management expertise, an integrated information system and managed care contracts negotiated by the Company, while enabling affiliated physicians to retain clinical control and autonomy through their professional corporations or similar entities. The Company also provides the medical group or physician with the equipment used in its medical practice, manages practice operations and employs substantially all of the practice's non-physician personnel, except for certain allied health professionals, such as nurse practitioners, physician assistants and physical therapists. The agreement provides that the affiliated professional corporation or entity will not compete with the Company. The Company does not, however, control the practice of medicine by physicians or compliance by them with licensure or certification requirements. The Company's affiliated physicians maintain full professional control over their medical practices, determine which physicians to hire or terminate and set their own standards of practice in order to promote quality health care.

         The management services agreement with the practice specifies the percentage of the net collected revenues to be paid to the affiliated physicians and the percentage to be received by the Company. The net revenue distributed to the physician pays for professional expenses, such as physicians' and nurse practitioners' salaries and benefits and professional malpractice insurance. The net revenue amounts received by the Company are applied to pay the Company's management fee and the practice's business expenses, such as salaries and benefits for receptionists and medical secretaries, billing and collection expenses, office supplies, real property lease payments, property insurance expenses and an integrated information system. If, after business costs are covered, the collected revenue is insufficient to pay the Company its minimum guaranteed management fee, the Company is authorized to reduce the amount of revenue paid to the affiliated physicians to the extent necessary to pay the minimum guaranteed management fee. On average, since 1994 the Company has earned management fees of between 5% and 10% of annual medical service revenues.

         The Company enhances growth in its practices by expanding managed care arrangements (to which the affiliated physician groups are typically party), assisting in the recruitment of new physicians and expanding and adding services that have historically been performed outside of the practices. The Company works closely with affiliated physicians in targeting and recruiting physicians and in merging sole practitioners or single specialty groups into affiliated physician groups. The Company assists in the development of new and expanded ancillary services, such as birthing centers, surgery centers, and diagnostic labs, by offering management services and needed capital resources.

         The Company, under the terms of its standard equity management service agreement, employs all non-medical personnel and has the authority to make any changes required to improve practice efficiency and productivity and, thus, has the ability to control all non-physician operating costs. The Company does, however, establish an advisory committee for the practice, consisting of Company and professional personnel, that recommends guidelines and budgets for the practice, including staffing, personnel issues (both medical and non-medical), capital expenditures, practice acquisitions and practice expansion (including patient source and physician recruitment issues). To reduce or control expenses the Company, among other things, negotiates national purchasing contracts for key items, reviews staffing levels to make sure they are appropriate and assists the physicians in developing more cost-effective clinical practice patterns through the use of its integrated information system.

         The Company offers affiliated physicians who enter into asset purchase and management service agreements with the Company the option to repurchase tangible assets and the management service agreement. All standard equity management service agreements are subject to early termination on the terms summarized below. During the first four years of the agreements, the repurchase of tangible assets requires the return of all consideration paid by the Company and the repayment of all money invested in, or advanced to, the practice by the Company. The repurchase of the management service agreement requires the return of all consideration paid by the Company for the acquisition of the management service agreement. In the event of a repurchase during the first four years, the medical practice also forfeits all management fees earned by, and all accounts receivable that have been assigned to, the Company as of the date of the repurchase. After the first four years of the equity arrangements, termination of the affiliation requires the practice to pay the Company a negotiated amount of cash for liquidated damages or obligates the medical providers to abide by a contract not to compete. Of the physicians who have placed their business assets under the management of the Company since the inception of Old MAM, only two have terminated their affiliation with the Company. Such terminations have not had a material effect on the Company's revenues.

         The table below indicates the number of practices and physicians affiliated with the Company pursuant to such equity arrangements at the end of the years indicated:


                                                       Year Ended
                                                      December 31,

                            1995            1995                       1994
                            ----            ----                       ----
Number of affiliated          33              16                        8
  practices

Number of affiliated          60              24                        13
  physicians

         Through HPM, the Company also provides services to medical practices pursuant to non-equity long-term service contracts and consulting arrangements. As of December 31, 1996, the Company had entered into long term service contracts, ranging from four to eight years in length, with three medical group practices having a total of 44 physicians. The Company's revenues under such arrangements consist of management fees based on a percentage of the medical service revenue earned by the practice. Services provided under current long-term service agreements include billing and collections, accounting, human resource management, financial management and marketing. Through HPM, the Company also provides management services to over 300 physicians on a consulting basis. Such consulting services include practice management, accounting, tax preparation, employee benefits analysis and retirement and estate planning. Revenues attributable to HPM services accounted for 42%, 12%, 12% and ___% of the Company's revenues in 1994, 1995 and the first nine months of 1995 and 1996, respectively.

         The Company believes that its various management service arrangements are attractive to physicians seeking to remain independent by offering economies of scale in the marketplace and access to enhanced risk-sharing arrangements and other strategic alliances within the Company's network. The Company believes that the expansion of its network operations is important to the future growth of the Company. Many of the physicians who contract with the Company have a significant number of patients who do not currently participate in a prepaid health plan and thus do not have access to enhanced risk-sharing arrangements. Such physicians may therefore seek to form physician group alliances that may become affiliated with the Company.


         AFFILIATED MEDICAL PRACTICES.

         As of December 31, 1996, the Company was managing 36 medical practices and clinics and 104 physicians under equity or non-equity management service arrangements. For the first nine months of 1996, one of the Company's affiliated practices accounted for approximately 25% of the Company's total revenue in that period. No other practice accounted for more than 10% of the Company's total revenue. Information concerning the practices is set forth below based on the region in which the practices are located:

         NORTHWEST. The Company manages 16 practices in the Northwestern region of the United States, eight in Washington, seven in northern California, and two in Alaska, consisting of eight primary care physicians and 15 specialists.

         ROCKY MOUNTAIN. The Company manages 10 practices in the Rocky Mountain region of the United States, all in Colorado, consisting of nine primary care physicians and 18 specialists.

         NORTHEAST. The Company manages four medical practices in the Northeastern part of the United States, three in Pennsylvania and one in Ohio, consisting of 46 primary care physicians.

         SOUTHWEST. The Company manages four medical practices in the Southwestern region of the United States, one in Arizona and three in southern California, consisting of six specialists.

         SOUTHEAST. The Company manages two medical practices in the Southeastern region of the United States, one in Mississippi and one in Florida, consisting of two primary care physicians.

         The Company has one employee in each of the Northwestern, Rocky Mountain, Southwestern, Southeastern, and Northeastern regions who actively searches for physicians whose affiliation would be consistent with the Company's business strategy and who are interested in an affiliation similar to that offered by the Company. Existing affiliated physicians and the hospitals in which current affiliated physicians practice are the primary sources of referrals of new acquisitions and management service relationships for the Company.

         INFORMATION SYSTEM.

         The Company has purchased and is implementing an integrated information system to support its growth and acquisition plans. The Company's current plan is to provide this information system to all affiliated practices by the first quarter of 1998. The Company's overall information system design is open, modular and flexible and is intended to give affiliated physicians and staff efficient and rapid access to complex clinical data. The system is driven by an individual patient electronic medical record ("EMR") to complement practice management and billing functions. The Company's use of the EMR enhances operational efficiencies through automation of many routine clinical functions. The EMR also improves the capacity to link treatment protocols by diagnosis and physician, thus allowing physicians to check their treatments against such protocols at the time of service.

         As affiliated physicians enter into more capitation contracts, the Company believes that effective and efficient access to key clinical patient data will be critical to improving costs and quality outcomes. The Company utilizes its information system to improve productivity, manage complex reimbursement procedures, measure patient care satisfaction and outcomes of care, and integrate information from multiple facilities throughout the Company's network of affiliated physicians. This system also allows the Company to analyze clinical and cost data so that it is able to assist its affiliated physicians to effectively achieve thresholds of profitability.

         OCCU-MED FRANCHISES.

         In 1988, Old MAM acquired two franchise rights to a concept known as "Occu-Med" from Occu-Med, Inc. for the area surrounding Carson, California. The "Occu-Med" concept involves the marketing of programs designed to reduce lost work time from work-related injuries. The franchise rights were purchased from a former shareholder of Old MAM, who is now a holder of all of the Company's Class A Preferred Stock. In 1989, Old MAM acquired the right to market Occu-Med, first in Los Angeles County, California, and subsequently in the area south of San Luis Obispo, California. Management does not regard these franchise rights as material to the primary business of the Company and has determined not to acquire any additional franchises. However, such franchise rights have been a source of patient referrals for the Company's affiliated practice located in Carson, California.

         COMPANY STRATEGY

         The Company's strategy is to develop physician-driven, integrated provider networks that deliver high quality, cost-effective health care in selected geographic markets. The Company believes that the keys to its continued growth will be: (i) its ability to expand its markets by making additional acquisitions of practice assets, by entering into long term management service contracts and by promoting the growth of its affiliated practices; (ii) its ability to enhance the operating efficiency and profits of its affiliated practices; and (iii) its ability to provide a sophisticated information system to its affiliated practices. The key elements of this strategy are as follows:

         EXPANSION OF MARKETS. The Company's strategy is to expand its markets through its acquisition of the operating assets of additional medical practices, its entry into additional long term management service contracts and its promotion of the growth of its existing affiliated practices. The Company seeks to promote the growth of its existing practices by creating alliances among its affiliated physician groups, either by forming horizontally structured, single-specialty networks or integrated, multi-specialty networks built upon a base of primary care physicians in selected regional markets. The Company also seeks to further enhance its existing market share by increasing managed care enrollment and fee-for-service business in its existing affiliated physician groups.

         INCREASED OPERATIONAL EFFICIENCIES AND COST REDUCTIONS. The Company seeks to increase revenues and control costs at its affiliated practices through a combination of one or more methods. To increase the revenue of the affiliated practices, the Company recruits additional physicians, merges other physicians practicing in the same geographic area into larger affiliated physician groups, develops new clinic sites, develops ancillary services and/or negotiates contracts with managed care organizations. To reduce and control costs at its affiliated practices, the Company negotiates national purchasing contracts, provides a single, fully-integrated information system that can assist the physicians in developing more cost-effective practice patterns, and/or centralizes the business management of multiple practices in selected regions of the country to allow physicians to create economies of scale that would not otherwise be possible.

         SOPHISTICATED INFORMATION SYSTEM. The Company believes that information technology is critical to the growth of its integrated health care provider networks and that the availability of detailed clinical data is fundamental to quality control and cost containment. By the first quarter of 1998, the Company plans to provide all affiliated practices with a sophisticated management information system, including an electronic patient record. Such a system will collect and analyze clinical and administrative data in order to allow the Company to effectively control overhead expenses, maximize reimbursement and provide the information to assist in effective utilization management. The Company evaluates the administrative and clinical operations of affiliated practices and re-engineers these functions as appropriate in conjunction with the implementation of the Company's management information system to maximize the benefits of the system. The Company, through its integrated information system and accounting department, expects to be able to provide the financial and clinical data necessary to quantify actual costs related to the delivery of medical care within the individual practices, within the Company's network, within the region and nationally.

         COMPETITION.

         The physician practice management industry is highly competitive. The Company's operations compete with national, regional and local companies in providing physician practice management services. In addition, certain companies, including hospitals and insurers, are expanding their presence in the physician management market. Some of the Company's competitors are larger and better capitalized, provide a wider variety of services, and have greater experience in providing health care management services. The industry is also subject to continuing changes in the provision of services and the selection and compensation of providers.

         The Company believes that it can effectively compete by: (i) providing a broad range of management and support services (including an integrated information system) to small and medium, as well as larger, physician groups, while, at the same time, offering physicians greater medical autonomy than permitted by a competitor's arrangements; and (ii) offering equity in the Company as partial consideration for the acquisition of practice assets and management service contracts.

         GOVERNMENT REGULATIONS.

         As a participant in the health care industry, the Company's operations and relationships are subject to extensive and increasing regulation by a number of governmental entities at the federal, state, and local levels. The ability of the Company to operate profitably will depend in part upon the Company and its affiliated physician groups obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable health care regulations. The Company believes that its operations are in material compliance with applicable law and expects to modify its agreements and operations to conform in all material respects to future regulatory changes. Nevertheless, while physician affiliations are becoming more common, many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. The Company is also unable to predict what additional government regulations, if any, affecting its business may be enacted in the future or how existing or future laws and regulations might be interpreted. Accordingly, there can be no assurance that a review of the Company's or its affiliated physicians' businesses by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company or the affiliated physicians or that the health care regulatory environment will not change so as to restrict the Company's or the affiliated physicians' existing operations or their expansion.

         The Company and its affiliated physicians are also subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights and discrimination, and medical waste and other environmental issues. At an increasing rate, federal, state and local governments are expanding the regulatory requirements on businesses, including medical practices. The imposition of these regulatory requirements may have the effect of increasing operating costs and reducing the profitability of the Company's operations.

         The Company negotiates contracts with licensed insurance companies, such as HMOs, under which the affiliated physicians assume financial risk in connection with providing health care services under various capitation arrangements. To the extent the affiliated physicians are in the business of insurance as a result of entering into such risk-sharing arrangements, they may be subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs.

         EMPLOYEES.

         As of December 31, 1996, the Company employed 230 employees, including 33 employees at the Company's headquarters and three regional offices and 197 employees at its affiliated physician practices. Of these employees, 187 were full time and 43 were part time. No employee of the Company or of any affiliated physician group is a member of a labor union or subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

         INSURANCE

         The Company maintains insurance, including insurance for any vicarious liability of the Company that may result from its relationship with its affiliated physician groups, in an amount that it believes to be sufficient based on historical claims and the nature and risk of its business. In addition, the Company requires each affiliated physician to maintain professional liability insurance coverage in accordance with applicable state regulations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial Data
-----------------------
         The following table sets forth certain selected historical financial data ("selected financial data") for the periods since June 1994 during which the Company has operated as a physician practice management company. The selected financial data for the two years in the period ended December 31, 1995 are derived from the restated audited financial statements of the Company. The selected financial data for the nine month periods ended September 30, 1996 and 1995 are derived from unaudited interim financial statements and are not necessarily indicative of the results for the remainder of the year or any future period. In the opinion of management, the interim financial statements reflect all adjustments that are of a normal recurring nature and necessary for a fair statement of the results for the interim periods presented. This selected financial data should be read in conjunction with the financial statements included elsewhere in this Form 10-SB, including the pro forma financial statements that give effect to the acquisition of OB-GYN in April 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Index to Financial Information."


                         MEDICAL ASSETS MANAGEMENT, INC.
                    (in thousands, except for per share data)

                                                            YEAR ENDED                     NINE MONTHS ENDED
                                                           DECEMBER 31,                      SEPTEMBER 30,
                                                           ------------                      -------------

                                                       1995              1994             1996             1995
                                                       ----              ----             ----             ----
Statement of Operations Data:                                                                 (unaudited)

Net Revenue                                          $  8,747         $  2,651         $ 11,924         $  5,974

Operating Expenses:
 Clinic expenses(1)                                     5,329            1,431            7,288
 Corporate salaries(1)(2)                                                                   923
 General and administrative                             1,841            1,283            1,055            4,746
 Depreciation and amortization                            292              149              390              115
                                                     --------         --------         --------         --------

Income from operations                                  1,285             (212)           2,268            1,113
Other income (expense)                                   (289)            (147)            (160)            (134)
Income taxes                                             (418)               0             (632)            (367)
                                                     --------         --------         --------         --------

Net income                                           $    578              (65)        $  1,476              612

Net income per share                                     0.05            (.006)            0.12             0.05

Weighted-average number of
 Common Stock and Common Stock equivalents             12,252           10,364           12,644           11,169


Balance Sheet Data:

 Cash                                                $    132         $     50         $  4,819         $    210
 Working capital                                        2,817            2,061           10,498            2,628
 Total assets                                          11,420            7,436           31,659           11,650
 Long term debt and obligations under capital           2,422              824            1,109
  leases, excluding current portion                       411            1,773           26,226            6,450
 Total stockholders equity                              6,658

(1) Prior to 1996, the Company did not maintain records for interim periods that would provide it with a sufficient basis to disaggregate clinic expenses or corporate salaries from general and administrative expenses. Accordingly, for comparative purposes, clinic expenses and general and administrative expenses need to be combined for the nine months ended September 30, 1996 to be compared to general and administrative expenses for the nine months ended September 30, 1996.

(2) Prior to 1996, the Company did not maintain records that would provide it with a sufficient basis to disaggregate corporate salaries from general and administrative expenses. Accordingly, for comparative purposes, corporate salaries and general and administrative expenses need to be combined for the nine months ended September 30, 1996 to be compared to general and administrative expenses for years ended December 31, 1995 and 1994.

Overview
--------
         General. MAM is a physician practice management company that develops contractual affiliations with physician practices that provide for management by the Company and clinical autonomy for the physicians. As of December 31, 1996, the Company had developed equity affiliations with 33 physician practices having a total of 60 physicians in eight states. Pursuant to these equity affiliations, the Company has exchanged cash and its Common Stock for the ownership of the selected business assets of such practices and the right to manage such practices. The Company also offers a full array of management services as an MSO under long term service contracts, to both affiliated physicians and other independent healthcare entities, directly and through its subsidiary, HPM. As of December 31, 1996, the Company had long-term MSO contracts with three medical group practices having a total of 44 physicians in two states. HPM also provides management services on a consulting basis to over 300 physicians in Pennsylvania, West Virginia and Ohio.

         Under the Company's standard equity arrangements, the management services agreement with the practice specifies the percentage of the net collected revenues to be paid to the affiliated physicians and the percentage to be received by the Company. The net revenue distributed to the physician pays for professional expenses, such as physicians' and nurse practitioners' salaries and benefits and professional malpractice insurance. The net revenue amounts received by the Company are applied to pay the Company's management fee and the practice's business expenses, such as salaries and benefits for receptionists and medical secretaries, billing and collection expenses, office supplies, real property lease payments, property insurance expenses and an integrated information system.

         Through HPM, the Company also provides a full array of management services under long term service contracts and consulting arrangements. The Company's revenues under long-term service contracts, which range from four to eight years in length, consist of management fees based on a percentage of the medical service revenue earned by the practice. Services provided under current long-term service contracts include billing and collections, accounting, human resource management, financial management and marketing. Through HPM, the Company also provides management services on a consulting basis. Such consulting services include practice management, accounting, tax preparation, employee benefits analysis and retirement and estate planning. Revenues attributable to HPM accounted for 42%, 12%, 12% and 6% of the Company's revenues in 1994, 1995 and the first nine months of 1995 and 1996, respectively.

         Accounting Information. From its incorporation in 1986 through June 1994, the Company raised investor capital for, and engaged in a search for, technologies, properties or business that had long-term growth potential. Since a recapitalization in June 1994, the Company has operated as a physician practice management company. Because the Company prior to 1994 was a non-operating company, the Company believes that the financial information for periods prior to 1994 is not comparable to or indicative of the financial information for subsequent periods.

         The Company has restated the prior years' financial statements for contingent stock grants and amounts due to physicians. The restatement in part related to changes in the accounting for contingent stock grants whereby the shares are treated as compensation rather than purchase price consideration. The Company continues to account for nonforfeitable Common Stock (Common Stock to be issued based solely on the passage of time) committed to be issued for management agreements acquired subsequent to 1994 as a component of purchase price to be amortized over 25 years or the life of the agreement, whichever is shorter. The restatement also related to recognition of amounts due to physicians for contractual amounts due such physicians as the related revenue is recognized. The Company previously did not recognize this liability until the related receivable was liquidated. Additionally, the contractual allocations of revenues to medical owner(s) of clinics and practices managed by the Company has been reclassified from consulting fees to a reduction in net revenue.

Results of Operations
---------------------
         The following table sets forth the percentages of revenue represented by certain items reflected in the Company's Statement of Income.


                                               Year Ended                Nine Months Ended
                                            December 31, (1)             September 30, (2)
                                           1995         1994            1996           1995
                                           -------------------         --------------------
Revenue                                  100.0%        100.0%          100.0%          100.0%

Operating expenses:

 Clinic expenses(1)                         61%           54%           61.1%

 Corporate salaries(1)(2)                                                7.7%

 General and                                21%           48%            8.8%           79.5%
 administrative

 Depreciation and amortization             3.3%          5.6%            3.3%            1.9%

Income from operations                    14.7%         (8.0%)          19.1%           18.6%

Other income (expense)                    (3.3%)        (5.5%)          (1.3%)          (2.2%)

Income taxes                               4.8%           --%            5.3%            6.1%
                                           ----         -----            ----            ----

Net income                                 6.6%        (2.5)%           12.5%           10.3%
                                           ====        ======           =====           =====

(1) Prior to 1996, the Company did not maintain records for interim periods that would provide it with a sufficient basis to disaggregate clinic expenses or corporate salaries from general and administrative expenses. The Company believes that the percentage of revenues represented by such expenses for the nine months ended September 30, 1995, is comparable to the percentage of revenue represented by such expenses for the year ended December 31, 1995. Accordingly, for comparative purposes, clinic expenses and general and administrative expenses need to be combined for the nine months ended September 30, 1996 to be compared to general and administrative expenses for the nine months ended September 30, 1996.

(2) Prior to 1996, the Company did not maintain records that would provide it with a sufficient basis to disaggregate corporate salaries from general and administrative expenses. Accordingly, for comparative purposes, corporate salaries and general and administrative expenses need to be combined for the nine months ended September 30, 1996 to be compared to general and administrative expenses for years ended December 31, 1995 and 1994.

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995.

         At September 30, 1996, the Company managed 33 practices having a total of 62 affiliated physicians, pursuant to its standard equity arrangements, as compared to 19 practices having a total of 28 physicians at September 30, 1995. During the first nine months of 1996, the Company entered into new equity arrangements with 13 practices as compared to four practices in the first nine months of 1995, the results of which are included in the Company's operating results from the dates of affiliation. Changes in the results of operations from the first nine months of 1995 as compared to the first nine months of 1996 were caused primarily by affiliations with these additional practices, particularly the April 1996 acquisition of OB-GYN, the Company's largest acquisition to date. See "Index to Financial Information--OB-GYN."

         Revenue for the first nine month ended September 30, 1996 increased $6.0 million, or 100%, over the comparable prior year period. As indicated in the following table, substantially all of the increases in revenue were attributable to the addition of new management agreements:

                                                                                      Nine Months
                                                                                 Ended September 30, (1)
                                                                             1996                      1995
                                                                          -----------------------------------

Revenue from Existing Management Agreements                               $   6,530                $    5,351

Revenue from New Management Agreements                                        5,394                       623
                                                                          ---------                ----------
Total Revenue from Management Agreements                                  $  11,924                 $   5,974
                                                                          =========                ==========

(1) The Company has estimated the following revenue amounts based on the average percentage of revenues retained by the Company from the total medical service revenues earned by its affiliated practices during those periods.

The increase in period to period revenue from existing management agreements resulted from the addition of new physicians, increases in patient volume, increases in fees and the expansion of ancillary services.

         Clinic and general and administrative expenses on a combined basis include both corporate non-salary operating expenses and practice expenses borne by the Company pursuant to its standard equity arrangements with affiliated practices. These expenses for the nine months ended September 30, 1996 increased by $3.9 million, or 186%, over the comparable prior year period. Substantially all of these increases were attributable to the addition of new affiliated practices.

         Depreciation and amortization expenses for the nine months ended September 30, 1996 increased $275,000, or 239%, over the comparable prior year period. These increases were primarily the result of the amortization and depreciation of newly acquired management agreements and fixed assets.

         Income from Operations increased $1.2 million, or 104%, to $2.3 million for the nine months ended September 30, 1996, from $1,113,000 for the nine months ended September 30,

1995. Substantially all of this increase was attributable to the addition of new affiliated practices.

         Other income (expense), or net interest expense, for the nine months ended September 30, 1996 increased $26,000, or 19%, over the comparable prior year period. The increase was primarily attributable to interest paid on the Company's 12% Convertible Subordinated Debentures issued in April 1995.

          Income taxes resulted from the taxable income earned by the Company, which was taxed at a 30% effective rate in 1996 and 37% effective rate in 1995. Changes in the tax provision relate to the increase in taxable income for the first nine months of 1996 as compared to the comparable prior year period.

         Net Income increased $864,000, or 141%, to $1.5 million for the nine months ended September 30, 1996, from $612,000 for the nine months ended September 30, 1995. Substantially all of this increase was attributable to the addition of new affiliated practices.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994.

         At December 31, 1995, the Company managed 20 practices having a total of 40 physicians in four states pursuant to its standard equity arrangements, as compared to six practices having a total of 12 affiliated physicians in three states as of December 31, 1994. During 1995, the Company entered into equity arrangements with six additional practices as compared to 10 additional practices in 1994. Changes in the results of operations from 1994 to 1995 were caused primarily by affiliations with these additional practices.

         Revenue increased $6.0 million, or 230%, to $8.7 million in 1995, as compared to $2.7 million in 1994. As indicated in the following table, the Company's revenue growth has occurred primarily from the addition of new management agreements:

                                                                Year Ended
                                                                December 31,
                                                                ------------
                                                        1995                   1994
                                                        ----                   ----
Revenue from Existing Management Agreements         $     1,946            $       435

Revenue from New Management Agreements                    6,801                  2,216
                                                    -----------            -----------
Total Revenue from Management Agreements            $     8,747            $     2,651


The increase in period to period growth in revenue from existing management agreements resulted from the addition of new physicians, increases in patient volume and increases in fees and the expansion of ancillary services.

         General and administrative expenses consist of salaries paid to clinic and corporate staffs, other practice costs, and corporate and development costs. Salaries paid to non-medical practice and corporate staffs increased by $2.1 million, or 237%, to $3.0 million in 1995, from $902,000 in 1994. This increase was attributable to 10 practices added in December 1994 and six practices added in 1995. Other practice costs, consisting of clinic medical supplies and other operating expenses borne by the Company increased by $1.6 million, or 294%, to $2.1 million in 1995, as compared to $529,000 in 1994. This increase was due to the addition of affiliated practices pursuant to equity arrangements in late 1994 and 1995. Corporate and development costs increased by $558,000, or 43%, to $1.8 million in 1995, from approximately $1.3 million in 1994. The primary reason for this increase was growth in the Company's corporate staff to support additional practices under management.

         Depreciation and amortization expenses for 1995 increased by $143,000, or 95%, to $292,000, as compared to $149,000 for 1994. This increase was primarily the result of the amortization and depreciation of newly acquired management service agreements and fixed assets. Depreciation of equipment, buildings or leasehold improvements is recorded on a straight-line basis over the estimated useful life of the assets or underlying leases. Amortization of management service agreements and franchise fees for agreements with certain related parties is calculated using the straight-line method over 25 years.

         Interest expense increased $266,000, or 1056%, to $292,000 in 1995, as compared to $25,000 in 1994 as a result of the borrowings under certain bank facilities and the issuance of $762,000 in 12% Series B Convertible Redeemable Secured Subordinated Debentures in April 1995. This issuance of these debentures added $91,000 of interest expense annually. The growth in interest expense was offset somewhat by the repayment of $550,000 in liabilities in 1995, along with the retirement of $1.9 million in debt (including accrued and accumulated interest of $400,000) as a result of the 1995 revaluation of certain obligations in connection with the renegotiation of certain management agreements. Specifically, $1.5 million of receivables acquired from a single practice in 1991 were determined in 1995 to be uncollectible and worthless. The notes owed to the owner of this practice were revalued downward by agreement to reflect the decline in the value of assets received for the debt.

         Other income (expense) in 1994 consisted of $170,000 in miscellaneous income that the Company recognized as the result of debt forgiveness, offset by $22,000 in interest expense net of interest income. Other income in 1995 of $3,000 consisted of miscellaneous income.

         Income from Operations increased $1.5 million, or 707%, to $1.3 million in 1995 from a loss of $212,00 in 1994. Substantially all of this increase was attributable to the addition of new affiliated practices.

         Income tax expenses increased to $418,000 in 1995. The Company had no income tax expense in 1994. Due to its loss from operations, a valuation allowance was applied to the anticipated benefit of approximately $27,000.

         Net Income increased $643,000, or 994%, to $578,000 in 1995 from a net loss of 65,000 in 1994. Substantially all of this increase was attributable to the addition of new affiliated practices.

Liquidity and Capital Resources

         The Company requires capital primarily to acquire long-term management agreements and the nonmedical assets of affiliated medical practices and clinics. To fund its growth since June 1994, the Company has obtained acquisition financing and funded its working capital needs through private placements of Common Stock and convertible debt securities and borrowings under its bank credit facility, together with management fees received from its affiliated physician practices.

         Working Capital. At September 30, 1996, the Company's net working capital was $10.5 million, as compared to $2.8 million at December 31, 1995. The Company estimates that its net working capital for the year ended December 31, 1996 will be $10 million. The principal component of the Company's working capital is accounts receivable.

         Accounts receivable increased only $416,000, or 8.6%, to $5.2 million in 1995 from $4.8 million in 1994, as compared to a 73% increase from 1993 to 1994. This more modest increase can be attributed to two major factors: first, the Company's ability to accelerate collections through the consolidation of billing and collection functions in certain markets; and second, a trend in certain markets toward capitation, in which services are paid for in advance, thus eliminating accounts receivable. As of September 30, 1996, accounts receivable had risen to $9.2 million as a result of increasing number of practices brought under affiliation.

         In 1995, the Company achieved a 100-day turnover for accounts receivable, as compared to a 317-day turnover in 1994. During the first nine months of 1996, accounts receivable turnover was at an 80-day rate. The Company believes that the turnover rate in accounts receivable could be impacted by each additional acquisition depending on the dollar value of accounts receivable purchased as compared to the accounts receivable of the Company at the time of the acquisition.

         The Company has established provisions for the non-collection of accounts receivable and estimated third-party adjustments. During the initial years of a management agreement, the Company believes it has minimized the actual risk of non-collection of revenues through its use of notes payable to the doctors from whom the accounts are acquired. If significant losses are to be taken on acquired accounts receivable, notes given in return for these accounts will be reduced. For instance, the Company retired approximately $1.9 million (including accrued interest) in notes payable to Dr. Edward Dickstein, a founder of Old MAM, as a result of a re-evaluation of accounts receivable acquired from him in 1991. In subsequent years, the Company believes that it can minimize the risk by using the collection experience it has gained for the individual practice or clinic to estimate the proper reserve.

         To the extent that the Company's normal allocation of cash collections of a practice under management is not sufficient to cover the Company's operating costs and its management fee associated with the practice, the Company establishes a management fee receivable. This management fee receivable will either be repaid from future physician compensation or from charges against the physician-owner(s), including the right to offset unpaid management fees against the allocation of cash collections otherwise due to the physician-owner(s). The Company's reserves for doubtful accounts receivable have a direct impact on management fee recognition as the net of accounts receivable and due to physician groups is essentially the receivable for the management fee plus amounts to cover non-medical operating expenses. Increases in the reserve for doubtful accounts necessitate a corresponding decrease in the amounts due to physician groups, and as a result the net amount of the change (a portion of which represents the adjustment to the management fee receivable) represents the adjustment of net revenues.

         Cash Flows. Net cash used in investing activities in 1995 was $246,000, a $140,000 increase over the $106,000 used in investing activities during 1994. Net cash used in investing activities during the first nine months in 1996 was $3.9 million, a $3.8 million increase over the $102,000 used during the comparable period in 1995. These increases were due to cash payments for the acquisition of non-medical assets and management contracts.

         Net cash used in financing activities during 1995 was $124,000, a $1.25 million decrease over the $1.1 million net cash provided by financing activities during 1994. This decrease was due to repayment of notes payable to affiliated physicians in connection with equity arrangements. This net cash used in financing activities during 1995 was partially offset by the issuance in April 1995 of $762,000 principal amount of 12% Series B Convertible Redeemable Secured Subordinated Debentures and the net proceeds of $386,850 from the issuance of Common Stock to investors.

         Net cash provided by financing activities during the first nine months in 1996 was approximately $6.8 million, an approximately $6.7 million increase over the $87,000 in cash provided during the comparable period in 1995. This increase resulted primarily from a private placement of Common Stock on May 31, 1996, which yielded proceeds, net of offering expenses, of $7,165,000. Approximately $1.6 million of these proceeds were used to retire short term debt consisting of notes due to practices and clinics for the acquisition of receivables and other assets in prior transactions. The Company also entered into a loan agreement and revolving credit/term facility ("Credit Facility"), under which the Company can borrow up to $2,500,000. On December 31, 1996, the Company had an outstanding balance of $800,000 under the credit facility. The increase in net cash provided by financing activities during the first nine months of 1996 was partially offset by the repayment of notes payable to affiliated physicians in connection with equity arrangements.

         Cash derived from operations in 1995 was $451,000, a $1.5 million increase over the $1.1 million used in operating activities in 1994. This increase was due to the increase in the number of practices affiliated with the Company and increased collections of accounts receivables. Cash derived from operations was $1.8 million for the first nine months of 1996, an increase of $1.6 million over the comparable period in 1995. The increase was due primarily to the increase in the number of practices affiliated with the Company.

          Commitments. Since its recapitalization in June 1994, the Company has acquired 10 practices with an aggregate fair value of $426,426 in assets in 1994, six practices with an aggregate fair value of $2,841,250 in assets in 1995, and 18 practices with an aggregate fair value of $13,814,159 in assets in 1996. The breakdown of consideration for these acquisitions was as follows:

                                               September 30,                 December 31,
                                               -------------                 ------------
                                                   1996                 1995              1994
                                                   ----                 ----              ----
Cash and Transaction Costs                      $ 2,352,000        $     5,316        $    98,477


Short Term and Subordinated Notes                 1,730,000            471,559              - 0 -


Common Stock issued and to be issued (at          8,863,000          2,499,375            696,538
fair value)

Total Costs                                     $12,945,000        $ 2,976,250        $   759,015
                                                ===========        ===========        ===========

The cash portion of the purchase price was funded by a combination of operating cash flow, the proceeds from the sale of Common Stock and borrowings under the Credit Facility. For transactions completed through September 30, 1995, the scheduled issuance of Common Stock that the Company is committed to deliver after the passage of time are 153,381 in 1996, 678,519 shares in 1997, 678,519 shares in 1998, 599,779 shares in 1999 and 446,398 in 2000.

         Future Financing Plans. The Company expects that its principal use of funds in the near future will be in connection with anticipated transactions with affiliated physician groups and related purchase of property, plant and equipment. The Company believes that its existing cash resources, together with management fee revenues, will be sufficient to provide for the working capital needs of the Company, to pay scheduled maturities of outstanding promissory notes and to finance the acquisition of a portion of the physician affiliations currently identified. However, in order to finance a substantial number of additional acquisitions, the Company plans to raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times and on such terms as the Company deems appropriate, subject to market conditions.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company leases or owns offices in six different locations. The Company's executive offices are in leased facilities in Mesa, Arizona. The Company also maintains three administrative offices in leased facilities in the following locations: Orange County, California; Seattle, Washington; and Pittsburgh, Pennsylvania. The Company owns three office buildings in Colorado, Mississippi and Florida in which its affiliated physicians practice medicine. The Company believes that all of its real property is adequately covered by insurance.

         The Company's leased office space is governed by lease agreements that expire at various dates through 2005. The cost of leased facilities for the Company's offices was $239,089 in 1994, as compared to $971,890 for 1995 and $931,600 in 1996. See note 10 of the Company's audited financials for future minimum lease payments due under noncancellable operating leases. Although the Company believes that, at the present time, these leased facilities are adequate for its needs, the Company is currently considering whether the addition or relocation of administrative offices would materially aid in the growth and development of the Company. The Company does not believe that it will have any material difficulty in securing the type and scope of facilities that it may need now or in the future.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth as of December 31, 1996, the names, addresses, positions with the Company, if any, and stock ownership in the Company for the current executive officers of the Company and every person known to the Company to own 5% or more of the issued and outstanding shares of the Company's Common Stock:

                                                                          Shares Beneficially
                                                                          Owned at
Title of         Name and Address of              Position with the       December 31,            Percentage
Class            Beneficial Owner                 Company, if any         1996                    of Class(1)
--------         ---------------------------      ------------------      -------------------     -----------
Common           John W. Regan                    President and           5,145,094               34.9%
                 4447 E. Broadway                 Chairman of the
                 Suite 102                        Board of Directors
                 Mesa, AZ 85206

Common           Dennis Calvert                   Senior Vice             1,184,096               8.0%
                 24831 Alicia Pkwy                President and a
                 C-240                            Director
                 Laguna Hills, CA
                 92653

Common           Clarke Underwood                 Vice President and      181,035                 1.2%
                 Medical Asset                    Chief Financial
                 Management, Inc.                 Officer
                 25241 Paseo de Alcia,
                 Suite 230
                 Laguna Hills, CA
                 92653

Common           Michael A. Zaic                  Vice President and      ---                     ---
                 24831 Alicia Pkwy                Director
                 C-240
                 Laguna Hills, CA
                 92653

Common           Kent Norton                      Vice President          ---                     ---
                 Medical Asset
                 Management, Inc.
                 2406 Shadowed Circle
                 Salt Lake City, UT
                 84117

Common           Phillip L. Thomas                Director                150,000                 1.0%
                 The P.L. Thomas Group
                 Two North Riverside
                 Plaza, Suite 1760
                 Chicago, IL  60606-2095

Common           Anthony F. Aulicino              Senior Vice             151,332                 1.0%
                 Health Care Professional         President and a
                 Management, Inc.                 Director
                 Four Station Square,
                 Suite 250
                 Pittsburgh, PA  15219

Common           All Officers and Directors                               6,811,557               46.1%
                 as a Group


(1) Based on the number of shares currently outstanding, without giving effect to the conversion of Class A Preferred Stock, the future issuance of nonforfeitable shares to affiliated physicians pursuant to existing equity arrangements or the exercise of the warrant by Cruttenden Roth, Incorporated.

         The Company also has 3,000,000 shares of Class A Preferred Stock currently outstanding, all of which are held by Dr. Edward Dickstein, one of the founders of Old MAM. Such shares may be converted into Common Stock on the basis of one share of Class A Preferred Stock for each share of Common Stock, subject to the limitation that no more than 25% may be converted into Common Stock in any one calendar year, and at no time may the holders of the Class A Preferred Stock hold directly or indirectly more than 4.9% of the shares of Common Stock outstanding. See "Description of Securities."

         Although there are no options for shares currently outstanding, the Company is considering the adoption of a non-qualified stock option plan providing for the issuance of up to 2,000,000 shares to key employees and directors.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Information concerning the current executive officers and directors of the Company is set forth in the following table:


Name                           Age            Position with the Company
----                           ---            -------------------------
John W. Regan                  47             President and Chairman of
                                              the Board of Directors

Dennis Calvert                 33             Senior Vice President and
                                              Director

Anthony F. Aulicino            55             Senior Vice President and
                                              Director

Clarke Underwood               51             Vice President and Chief
                                              Financial Officer

Michael A. Zaic                39             Vice President and Director

Kent Norton                    45             Vice President

Phillip L. Thomas              62             Director


         Mr. Regan served as President and a director of Old MAM from 1986 until June 1994 and has been President and a director of the Company since June 1994.

         Mr. Calvert served as Vice President and a director of Old MAM from 1986 until June 1994 and has been Senior Vice President and a director of the Company since June 1994. Prior to joining Old MAM in 1991, Mr. Calvert was employed by medical personnel recruitment firms.

         Mr. Aulicino has been employed by HPM for 30 years and served as its Chief Executive Officer and a director from 1992 until its acquisition by the Company in December 1995. Mr. Aulicino was elected Senior Vice President and a director of the Company in December, 1996.

         Mr. Underwood served as a director of Old MAM from 1989 to 1994, during which time he directed the financial reporting and planning activities of Old MAM. Following the Company's acquisition of Old MAM, Mr. Underwood directed the reporting and planning activities of the Company, initially as an independent contractor, working on specific projects and compensated on an hourly basis. Since September 1996, Mr. Underwood has served as Vice President and Chief Financial Officer of the Company.

         Mr. Zaic served as Vice President and a director of Old MAM from 1992 to June 1994 and has been a Vice President and a director of the Company since June 1994. Prior to joining Old MAM in 1992, Mr. Zaic was employed by medical personnel recruitment firms.

         Mr. Norton was engaged in several private businesses and property development companies prior to becoming a Vice President of the Company in 1995. He is an attorney by training and has approximately twenty years experience as a commentator with KSL Television in Salt Lake City.

         Mr. Thomas has served as the President and a director of The P.L. Thomas Group, a public relations firm in Chicago, Illinois, since 1984. Mr. Thomas has been a director of the Company since August 1996.

         The officers and directors of the Company are elected to one year terms. No director or officer of the Company is an affiliate of any other reporting company. There are no family relationships between any officers and directors.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table provides information about the compensation paid by the Company to its Chief Executive Officer and one other current executive officer who received in excess of $100,000 during any of the past three years:

                           SUMMARY COMPENSATION TABLE
                           --------------------------

                                              ANNUAL COMPENSATION
                                              -------------------

          NAME AND                       YEAR                SALARY
     PRINCIPAL POSITION
JOHN W. REGAN, Chairman and              1996               $200,000
President of the Company(1)              1995                 96,000
                                         1994                 96,000


ANTHONY F. AULICINO, Senior              1996               $200,000
Vice President and Manager of
HPM(2)

(1) For the three years beginning January 1, 1995, Messrs. Regan, Calvert and Zaic were paid less than what was provided for in their employment agreements discussed below. These employees have agreed to waive their right to this additional compensation, except for purpose of calculating any severance benefits, as discussed below.

(2) HPM was acquired by the Company effective December 31, 1995.

         Messrs. Regan, Calvert and Zaic have entered into employment agreements with the Company for three years beginning January 1, 1995. These agreements require that the employee devote 100% of his time to the business of the Company. In addition to salary, the Company has agreed to reimburse each employee for all authorized actual travel, promotion and entertainment expenses incurred in connection with performance of his duties. The employee is also entitled to any employer-paid benefits otherwise made available to employees of the Company. At the present time, the Company is not offering any employer-paid benefits. Employees are entitled to sick leave and paid holidays pursuant to the Company policy. The employment agreements with these three senior executive officers provide that if any of them is terminated through no cause or fault of his own, the terminated officer will receive the balance of the then-applicable base salaries for purposes of their severance benefits through the termination date of the employment agreement. The base salaries for Messrs. Regan, Calvert and Zaic for purpose of their severance benefits under their employment contracts for the 12 months ended December 31, 1997, are $250,000, $187,500 and $93,750, respectively. Additional terms of employment are set forth in the respective employment agreements, which are included as exhibits to this Form 10-SB.

         The officers who serve as directors of the Company receive no additional compensation for such service. Mr. Thomas has been reimbursed only for the expenses he has incurred as a director of the Company. The Company is, however, considering the adoption of a stock option plan for directors and key employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         During 1996, an outstanding shareholder loan from Mr. Regan in the amount of $177,445 was repaid; this loan represented deferral of compensation or expense reimbursement accrued in prior periods. The Company is currently not a party to any reportable transactions in which a director, officer, significant shareholder or any of their family members has had a material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock are entitled to the following rights: (i) equal, ratable rights to dividends from funds legally available, when, as and if declared by the Board of Directors of the Company;
(ii) the right to share ratably in all the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock do not have preemptive or redemption rights. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. All shares of Common Stock are fully paid and non-assessable, with no personal liability associated with their ownership. As of December 31, 1996, 14,763,339 shares of common stock were outstanding, of which affiliates, officers and directors of the Company owned 46.1%, without giving effect to the conversion of outstanding Class A Preferred Stock, to the future issuance of nonforfeitable Common Stock to affiliated physicians pursuant to existing equity arrangements or the exercise of the warrant by Cruttenden Roth Incorporated ("Cruttenden Roth").

         The Company is authorized to issue 10,000,000 shares of preferred stock, with such rights as the Board of Directors may designate. The Company has designated one class of preferred stock, Class A Preferred Stock, par value $.0001, consisting of 5,000,000 shares. Three million shares of Class A Preferred Stock are issued and outstanding, all of which are held by the Dickstein Family Trust. The characteristics of the Class A Preferred Stock are as follows: (1) the Class A Preferred Stock has no voting rights; (2) the Class A Preferred Stock may be converted into Common Stock on the basis of one share of Class A Preferred Stock for each share of Common Stock, subject to the limitation that no more than 25% may be converted into Common Stock in any one calendar year, and at no time may the holders of the Class A Preferred Stock hold directly or indirectly more than 4.9% of the shares of Common Stock outstanding; (3) the Class A Preferred Stock carries no dividend rights, except in liquidation; (4) the Class A Preferred Stock has no liquidation preference over any other class of the Company's preferred stock or Common Stock; in any liquidation, shares of Class A Preferred Stock share ratably in any liquidating dividend with the holders of common stock; and (5) the Class A Preferred Stock has no redemption rights.

        On May 31, 1996, the Company issued to Cruttenden Roth a Common Stock warrant entitling Cruttenden Roth to purchase 140,000 shares of the Company's Common Stock at an exercise price of $7.05 per share. This warrant expires May 31, 2001.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

         Neither the Company's Common Stock nor its Class A Preferred Stock is listed on any exchange or major reporting system. The Company's Common Stock is traded over the counter by means of the NASDAQ Bulletin Board system. The Company has filed an application with the NASD to have the Company's Common Stock quoted through the NASDAQ Small Cap Market, which application has not been acted upon to date.

         The range of the high bid and low bid prices of the Company's Common Stock since the recapitalization in June 1994 is as follows:


               Quarter Ending                High Bid           Low Bid
               --------------                --------           -------
1997           March 31 (through               $ 4.12            $ 4.00
----           February 7)

1996           December 31                       4.94              4.88
----           September 30                      6.13              5.12
               June 30                           8.50              3.37
               March 31                          5.50              1.92

1995           December 31                       4.75              1.75
----           September 30                     5.375              4.75
               June 30                           6.25              5.00
               March 31                          6.43              5.37

1994           December 31                       6.25              5.87
----           September 30                     5.375              5.00


There was no market activity for the Company's Common Stock prior to June 1994. The above prices (based on IDD Information Services/Tradeline) reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

         As of December 31, 1996, there were approximately 232 holders of record of the Company's Common Stock and one holder of record of the Class A Preferred Stock. There is no market for Class A Preferred Stock.

         The Company has paid no dividends in the past on any class of stock. There are no restrictions that limit the payment of future dividends on Common Stock. No dividends are payable on the Class A Preferred Stock, except in the event of liquidation.


ITEM 2. LEGAL PROCEEDINGS.

         No material litigation is currently pending against the Company, and the Company is not aware of any outstanding claims against an affiliated physician group that would have a material adverse effect on the Company's financial condition or results of operations. The Company expects its affiliated physician groups to be involved in legal proceedings incident to their business, most of which are expected to involve claims related to the alleged medical malpractice of its affiliated physicians.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         As reported in a Form 8-K filed by the Company on November 22, 1996, the Company appointed Ernst & Young, LLP, on November 15, 1996, as the Company's independent public accountants to audit the Company's financial statements for the year ended December 31, 1996. Harlan & Boettger audited the Company's financial statements for the years ended December 31, 1995 and 1994.

         The decision to change independent accountants was recommended by the Company's management and approved by the Board of Directors. The change from Harlan & Boettger to Ernst & Young, LLP, resulted from the rapid expansion of the Company's operations on a national basis and the Company's belief that a nationally recognized accounting firm with an expertise in health care would provide valuable assistance to the Company. The report of Harlan & Boettger on the financial statements of the Company for the years ended December 31, 1995 and 1994 as restated did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 1995 and 1994, there were no disagreements with Harlan & Boettger on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Harlan & Boettger, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In June 1994, the Company issued 6,960,000 shares of its Common Stock to the shareholders of Old MAM in return for all of the issued and outstanding shares of common stock of Old MAM. The effect of this transaction was for Old MAM to acquire control of the Company, and thereafter to merge the business of Old MAM with and into the Company, with the Company being the surviving entity. This stock was exchanged pursuant to an agreement between the fifteen shareholders of Old MAM and the Company. The two largest shareholders of the Company, Messrs. Regan and Calvert, also were controlling shareholders of Old MAM. These shareholders exchanged their shares of Old MAM (69% for Regan and 16% for Calvert) initially for 62% of the shares of the Common Stock of the Company. In total, the shareholders of Old MAM acquired 80% of the shares of the Company as of the date of the closing of the transaction. The Company shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933.

         In 1994, the Company sold 21,400 shares of restricted Common Stock for cash at $2.50 per share to accredited investors. That same year, the Company also exchanged 366,478 shares of restricted Common Stock with approximately 12 physicians for assets with a net book value of $370,432, or the equivalent of $1.01 per share, in reliance on the exemption under Section 4(2) of the Securities Act of 1933. The Company issued 354,286 shares of Common Stock pursuant to Regulation S to overseas investors during 1994 in consideration for the cancellation of promissory notes in a principal amount of $550,000. Certain other de minimis sales of shares of Common Stock to investors also occurred in 1994 pursuant to Section 4(2) of the Securities Act of 1933. No underwriter was used in connection with any of these transactions.

         During 1995, the Company sold $762,000 principal amount of 12% Series B Convertible Redeemable Secured Subordinated Debentures, through Global Securities Corporation of Vancouver, British Columbia. Interest is payable semiannually, principal and any unpaid interest is due April 28, 2000. Upon maturity, the holder shall have the right of option, but not the obligation, to convert all or part of these debentures into shares of Common Stock of the Company at the conversion price of $5 per share. The sale of these debentures was limited to non-residents of the United States. The Company relied on Regulation S for an exemption from registration. These debentures were converted into 150,305 shares of Common Stock in 1996.

         During the period from August through December 1995, the Company sold 575,000 shares of Common Stock to eight accredited investors in eight individual transactions for a total consideration of $775,000 pursuant to Section 4(2) of the Securities Act of 1933.

         On May 31, 1996 the Company sold 2,000,000 shares of Common Stock to 30 accredited investors for $8,000,000, or $4.00 per share. Cruttenden Roth Incorporated of Irvine, California, was the selling agent. The Company issued these shares in reliance upon the exemption provided under Section 4(2) of the Securities Act of 1933. On August 1, 1996 the Company filed a Registration Statement on Form SB-2 under the Securities Act of 1933 to enable the resale of these 2,000,000 shares as agreed in connection with that private placement. This registration statement has not been declared effective. On May 31, 1996, the Company also issued to Cruttenden Roth a warrant to purchase 140,000 shares of the Company's Common Stock at an exercise price of $7.05 per share.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under its certificate of incorporation, the directors and officers of the Company are indemnified from expenses, amounts paid on judgments, counsel fees and amounts paid in settlement for any claim asserted against them by reason of their having been an officer or director of the Company, except in matters in which the director or officer is adjudged liable for his own negligence or misconduct in the performance of his duty. Under Delaware law, the officers and directors are entitled to be indemnified by the Company for any claim arising out of the performance of their duties, except for matters in which the officers and directors may be found to have been guilty of gross negligence.

                         INDEX TO FINANCIAL INFORMATION

Contents                                                                                            Page
--------                                                                                            ----
     MAM
        AUDITED FINANCIAL STATEMENTS
          Report of Independent Auditors ........................................................   F-1
          Consolidated Balance Sheets as of December 31, 1995 and 1994 (audited) ................   F-2
          Consolidated Statements of Operations for the Years Ended December 31, 1995
            and 1994 (audited) ..................................................................   F-4
          Consolidated Statement of Changes in Stockholders' Equity for the Years Ended
            December 31, 1995 and 1994 (audited) ................................................   F-5
          Consolidated Statements of Cash Flows for the Years Ended December 31, 1995 and 1994
            (audited) ...........................................................................   F-6
          Notes to Consolidated Financial Statements ............................................   F-7

        UNAUDITED INTERIM FINANCIAL STATEMENTS
          Consolidated Balance Sheets as of September 30, 1995 (unaudited) ......................   F-23
          Consolidated Statement of Income for the Three Months Ended September 30,
            1996 and 1995 and the Nine Months Ended September 30, 1996 and 1995 (unaudited) .....   F-24
          Consolidated Statements of Cash Flow for the Nine Months Ended September 30, 1996
            and 1995 (unaudited) ................................................................   F-25
          Notes to Consolidated Financial Statements ............................................   F-26

     OB-GYN
          Report of Independent Auditors ........................................................   F-31
          Balance Sheet as of December 31, 1995 (audited) .......................................   F-32
          Statement of Operations for the Year Ended December 31, 1995 (audited) ................   F-33
          Statement of Stockholders' Equity for the Year Ended December 31, 1995 ................   F-34
          Statement of Cash Flows for the Year Ended December 31, 1995 (audited) ................   F-35
          Notes to Financial Statements .........................................................   F-36

        UNAUDITED INTERIM FINANCIAL STATEMENTS
          Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited) .................   F-43
          Statements of Operation for the Three Months Ended March 31, 1996 and
            1995 (unaudited) ....................................................................   F-44
          Statements of Cash Flows for the Three Months Ended March 31, 1996 and
            1995 (unaudited) ....................................................................   F-45
          Notes to Unaudited Financial Statements ...............................................   F-46

        PRO FORMA FINANCIAL STATEMENTS
          Pro forma Balance Sheet as of March 31, 1996 (unaudited) ..............................   F-48
          Pro forma Statements of Operations for the Three Months Ended
            March 31, 1996 (unaudited) ..........................................................   F-49
          Pro forma Statement of Operatins for the Year Ended December, 31, 1995 ................   F-50
          Notes to Unaudited Pro forma Financial Statements .....................................   F-51



                         Report of Independent Auditors

To the Board of Directors
   and Stockholders of
   Medical Asset Management, Inc.
Mesa, Arizona

We have audited the consolidated balance sheets of Medical Asset Management, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Asset Management, Inc. as of December 31,1995 and 1994, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, the accompanying consolidated financial statements have been restated for the correction of an error.

San Diego, California
May 1, 1996, except
  for Note 1 as to which
  the date is November 10, 1996.

                Medical Asset Management, Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                                                       DECEMBER 31
                                                                                  1995                 1994
                                                                           --------------------------------
                                                                                      (Restated)
ASSETS
Current assets:
   Cash                                                                    $   131,873           $   50,382
   Accounts receivable, less $715,962 and $633,705 of allowance
     for doubtful accounts                                                   5,213,803            4,797,809
   Management fee receivable                                                   913,828              231,570
   Other current assets                                                         99,841                3,942
    Income tax assets                                                                -              218,238
                                                                           --------------------------------
Total current assets                                                         6,359,345            5,301,941

Property and equipment, net                                                    528,409              435,418

Intangible assets, net                                                       4,516,008            1,690,353

Other assets                                                                    15,842                8,133


                                                                           --------------------------------
Total assets                                                               $11,419,604           $7,435,845
                                                                           ================================

                                                                                             DECEMBER 31
                                                                                        1995                1994
                                                                                 --------------------------------
                                                                                             (Restated)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                              $   308,555          $   281,398
   Accrued payroll taxes                                                             105,553              146,509
   Other accrued expenses                                                              9,847                    -
   Income taxes payable                                                              200,251                    -
   Related party debt                                                                183,361              166,049
   Due to physician groups                                                         1,668,417            1,535,299
   Current portion of long-term liabilities                                        1,066,626            1,112,113
                                                                                 --------------------------------
Total current liabilities                                                          3,542,610            3,241,368
                                                                                 --------------------------------

Long-term debt:
   Notes payable                                                                     341,430            2,414,646
   Capital lease obligations                                                          69,887                7,132
                                                                                 --------------------------------
Total long-term debt                                                                 411,317            2,421,778
                                                                                 --------------------------------

Convertible subordinated debt                                                        808,095                    -
Commitments and contingencies (Note 10)                                                    -                    -
                                                                                 --------------------------------
Total liabilities                                                                  4,762,022            5,663,146
                                                                                 --------------------------------

STOCKHOLDERS' EQUITY
Preferred stock (convertible)--$.001 par value--10,000,000 shares authorized; Class A--3,000,000 shares issued and outstanding
   at December 31, 1995 and 1994, respectively                                         3,000                3,000

Common Stock--$.001 par value--50,000,000 shares authorized, 10,619,256 and 9,451,486 issued and outstanding at December 31, 1995 and 1994,
   respectively                                                                       10,619                9,451

Additional paid-in capital                                                         4,212,231            1,747,003
Common stock to be issued, 902,709 and 367,925 shares at December 31,
   1995 and 1994, respectively                                                     2,129,760              367,925
Unearned remuneration                                                               (289,185)            (367,925)
Retained earnings                                                                    591,157               13,245
                                                                                 --------------------------------
Total stockholders' equity                                                         6,657,582            1,772,699
                                                                                 --------------------------------
Total liabilities and stockholders' equity                                       $11,419,604           $7,435,845
                                                                                 ================================

See accompanying notes.

                Medical Asset Management, Inc. and Subsidiaries

                     Consolidated Statements of Operations

                                                                                YEAR ENDED DECEMBER 31
                                                                                  1995                  1994
                                                                           ---------------------------------
                                                                                     (Restated)
Net revenue                                                                $ 8,746,833            $2,651,222
                                                                           ---------------------------------
Operating expenses:
   Practice salaries, wages, and benefits                                    3,041,648               901,977
   Other practice costs                                                      2,086,329               528,922
   Consulting fees                                                             200,864                     -
   General and administrative                                                1,840,991             1,283,068
   Depreciation and amortization                                               291,823               149,303
                                                                           ---------------------------------
Total operating expenses                                                     7,461,655             2,863,270
                                                                           ---------------------------------

Income from operations                                                       1,285,178              (212,048)

Other income (expense):
   Interest income                                                                   -                 3,000
   Interest expense                                                           (291,657)              (25,240)
   Other (net)                                                                   2,880               169,630
                                                                           ---------------------------------
Total other income (expense)                                                  (288,777)              147,390
                                                                           ---------------------------------

Income (loss) before income taxes                                              996,401               (64,658)
Income tax expense                                                             418,488                     -
                                                                           ---------------------------------
Net income (loss)                                                          $   577,913           $   (64,658)
                                                                           ---------------------------------

Income (loss) per common share:
   Primary                                                                 $       .06           $     (.007)
                                                                           ---------------------------------
   Fully diluted                                                           $       .05           $     (.006)
                                                                           ---------------------------------

Weighted average number of shares and share equivalents outstanding:
     Primary                                                                10,108,943             9,168,762
                                                                           =================================
     Fully diluted                                                          12,251,918            10,363,675
                                                                           =================================


See accompanying notes.

                Medical Asset Management, Inc. and Subsidiaries

           Consolidated Statement of Changes in Stockholders' Equity

                           COMMON STOCK          PREFERRED STOCK
                      ---------------------------------------------  PAID-IN    COMMON STOCK     UNEARNED     RETAINED
                          SHARES     AMOUNT     SHARES    AMOUNT     CAPITAL    TO BE ISSUED   REMUNERATION   EARNINGS     TOTAL
                      -------------------------------------------------------------------------------------------------------------
Balance,
 December 31, 1993       9,133,332   $ 9,133  3,000,000   $3,000   $1,397,067    $       -     $       -     $ 77,903   $1,487,103

Issuance of
 common stock               21,400        21          -        -       53,479            -             -            -       53,500

Medical practice
 transactions:

  Stock issued             296,754       297          -        -      296,457            -             -            -      296,457

Value of 367,925
 shares to be issued             -         -          -        -            -      367,925      (367,925)           -            -

Net income (loss)                -         -          -        -            -            -             -      (64,658)     (64,658)
                      -------------------------------------------------------------------------------------------------------------
Balance,
 December 31, 1994       9,451,486   $ 9,451  3,000,000   $3,000   $1,747,003   $  367,925     $(367,925)    $ 13,245   $1,772,699
                      -------------------------------------------------------------------------------------------------------------
Issuance of
 common stock              189,000       189          -        -      386,661            -             -            -      386,850

Medical practice
 transactions:

Stock issued               482,796       483          -        -    1,234,579            -             -            -    1,235,062

   Value of 902,709
    shares to be
    issued                       -         -          -        -            -    1,840,575             -            -    1,840,575

Issued shares of
 common stock for
 services                   78,740        79          -        -      236,141      (78,740)       78,740            -      236,220

Debt and payables
 exchanged for
 common stock              417,234       417          -        -      591,947            -             -            -      592,364

Capital contributed              -         -                   -       16,000            -             -            -       16,000

Net income                       -         -          -        -            -            -             -      577,913      577,913
                      -------------------------------------------------------------------------------------------------------------
Balance,
 December 31, 1995      10,619,256   $10,619  3,000,000   $3,000   $4,212,331   $2,129,760     $(289,185)    $591,157   $6,657,582
                      -------------------------------------------------------------------------------------------------------------

See accompanying notes.

                Medical Asset Management, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                                                 YEAR ENDED DECEMBER 31
                                                                                  1995                  1994
                                                                           ---------------------------------
                                                                                      (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                          $   577,913            $  (64,658)
Adjustments to reconcile net income to net cash used in
   operating activities:
     Depreciation and amortization                                             304,422               152,250
   Changes in operating assets and liabilities, net of effects of acquisitions:
       Accounts receivable                                                    (429,277)           (1,781,777)
       Management fee receivable                                              (682,258)              (48,599)
       Other current assets                                                   (103,608)               40,500
       Accounts payable                                                         63,126                71,338
       Accrued payroll taxes                                                   (40,956)              (73,268)
       Other accrued expenses                                                  210,516               (34,192)
       Income taxes payable                                                    418,489                     -
                                                                           ---------------------------------
         Due to physician groups                                               133,118               675,618
                                                                           ---------------------------------
Net cash provided by (used in) operating activities                            451,485            (1,062,788)
                                                                           ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used to fund acquisitions                                              (5,316)              (98,477)
                                                                           ---------------------------------
Purchases of property and equipment                                           (241,041)               (7,969)
                                                                           ---------------------------------
Net cash used in investing activities                                         (246,357)             (106,446)
                                                                           ---------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuances                                                   982,211             1,567,980
Repayment of debt                                                           (1,515,252)             (478,061)
Payments under capital lease obligations                                       (10,758)              (15,000)
Issuance (repayment) of related party debt                                      17,312                     -
Capital contribution                                                            16,000                     -
Proceeds from issuances of common stock                                        386,850                53,500
                                                                           ---------------------------------
Net cash (used in) provided by financing activities                           (123,637)            1,128,419
                                                                           ---------------------------------

Net increase (decrease) in cash                                                 81,491               (40,815)
Cash, beginning of year                                                         50,382                91,197
                                                                           ---------------------------------
Cash, end of year                                                          $   131,873          $     50,382
                                                                           =================================

See accompanying notes

                Medical Asset Management, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               December 31, 1995

         1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Medical Asset Management, Inc. (Company), a Delaware corporation, is engaged in the business of meeting the several urgent needs of practicing physicians and exploiting emerging opportunities in the practice of medicine through business management services. Its management services involve the acquisition of assets of medical practices, which it enhances by increasing patient collections and lowering costs through its management and marketing expertise and volume purchasing power. At December 31, 1995, Medical Asset Management, Inc. has management service agreements with 16 physician practices in four states.

     In June 1994, the Company acquired 100% of the outstanding common stock of Medical Asset Management, Inc. (MAM) in exchange for 6,960,000 shares of common stock of the Company along with the right to issue 3,000,000 shares of the Company's Class A Preferred Stock in exchange for the 1,176,581 shares of MAM's Class A Preferred Stock and the 133,000 shares of MAM's Class B Preferred Stock. This transaction was recorded as a recapitalization of MAM with MAM as the acquirer for accounting purposes (reverse acquisition). As such, no revaluation of net assets acquired was recorded.

     Subsequent to this acquisition and pursuant to the approval of a majority of the Company's common stockholders, the Company changed its name from Eagle High Enterprises, Inc. to Medical Asset Management, Inc.

     The following is a summary of the Company's significant accounting policies:

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Medical Asset Management, Inc., its wholly owned subsidiaries, Medical Asset Corporation, Inc., and Healthcare Professional Management, Inc. (together "the Company"). All significant intercompany balances and transactions are eliminated in consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                Medical Asset Management, Inc. and Subsidiaries

     1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RESTATEMENT

     During 1996, the Company restated the prior years financial statements for contingent stock grants and amounts due to physician groups. The restatement related to contingent stock grants which treat the shares as compensation rather than purchase price consideration. The Company continues to account for nonforfeitable stock (stock to be issued based solely on the passage of time) committed to be issued for management agreements acquired subsequent to 1994 as a component of purchase price amortized over 25 years or the life of the agreement, whichever is shorter. Both nonforfeitable and contingent stock committed to be issued in future periods are shown as a separate component of shareholders' equity. The restatement related to amounts due to physicians records contractual amounts due physicians as the related revenue is recognized. The Company previously did not recognize this liability until the related receivable was liquidated. The following schedule summarizes the effect of restating the companies 1995 and 1994 financial statements.

                                                                             NET INCOME      STOCKHOLDERS'
                                                              NET INCOME      PER SHARE         EQUITY
                                                            ----------------------------------------------
1994:
   As previously reported                                       $380,213         $ .04       $2,733,604
   Adjustment                                                   (444,871)                      (960,905)
   As presented herein                                          $(64,658)        $(.007)     $1,772,699

1995:
   As previously reported                                       $883,113         $ .10       $5,938,166
   Adjustment                                                   (305,200)                       719,416
   As presented herein                                          $577,913         $ .05       $6,657,582

     Additionally, certain reclassifications were made to reflect revenues net of contractual allocations to the medical provider-owner(s) of the clinics and practices. These reclassifications had no effect on net income.

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, and depreciated using the straight-line method over the estimated useful lives of the assets, or the underlying leases. Estimated useful lives range from 3 to 5 years for equipment, 3 to 7 years for leasehold improvement and 15 to 25 years for buildings and improvements based upon the type and condition of assets. Maintenance,

                Medical Asset Management, Inc. and Subsidiaries

     1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     PROPERTY AND EQUIPMENT (CONTINUED)

     repairs and minor renewals are charged to operations as incurred. Major replacements or betterments are capitalized. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated from the respective accounts and any gain or loss on disposition is reflected as income or expense.

     INTANGIBLE ASSETS

          Management Service Agreements

     Management Service Agreements consist of the Company's exclusive right to manage the business side of a physician or physician group's practice over a 25-year period. These costs are amortized on a straight-line basis over the initial 25-year (or less) terms of the related management service agreements. In the event of termination of a service agreement, the related physician or physician group is required to purchase all clinic assets, including intangible assets, generally at then current book value.

          Franchise Fees

     Franchise fees are agreements with certain related parties. Franchise fees are amortized using the straight-line method over 25 years.

          Amortization and Recovery

     The carrying value of the management service agreements and franchise fees is reviewed for impairment when events or changes in circumstances indicate their recorded cost may not be recoverable. If the review indicates that the undiscounted cash flows from operations of the related management service or franchise fee agreement over the remaining amortization period is less than the recorded amount of the management service agreement, the Company's carrying value of the related agreement will be reduced to its estimated net realizable value. Net realizable value is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

     COMMON STOCK TO BE ISSUED

     As part of entering into long-term management services agreements with medical practices as described in Note 2, the Company has made nonforfeitable commitments to issue shares of common stock at specified future dates for no further consideration. Common stock to be issued

                Medical Asset Management, Inc. and Subsidiaries

     1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     COMMON STOCK TO BE ISSUED (CONTINUED)

     is shown as a separate component of shareholders' equity and the amounts, upon issuance of the shares, will be reclassified to par value and additional paid-in capital. Additionally, contingent shares to be issued as remuneration related to services provded by physicians for acquisitions in 1994 (Note 14) is included in common stock to be issued. Unearned renumeration related to the contingent stock has been recorded as a separate component of equity equal to the estimated fair market value of the stock on the effective date of the acquisition. Renumeration expense is recorded at the estimated fair value of the stock on the date the performance criteria are met. Upon issuance of the contingent shares, their value is reclassified to par value and additional paid-in-capital.

     REVENUE RECOGNITION

     The Company's revenues are the estimated realizable amounts earned from billings to patients, third-party payors and others for services rendered at the company's affiliated clinics and practices, reduced by contractual adjustments and the contractual allocation of revenues to the medical provider-owner(s) of the clinics and practices. Contractual adjustments arise due to the terms of certain reimbursement and managed care contracts. These adjustments represent the difference between charges at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are reported as contractual adjustments in the year final settlements are determined.

     INCOME TAXES

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS
     109), "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

     NET INCOME PER SHARE

     Net income per share is computed based upon the weighted average number of shares of common stock and common stock equivalents outstanding during the periods. All commitments to issue common stock at specified future dates based upon the mere passage of time have been

                Medical Asset Management, Inc. and Subsidiaries

     1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     NET INCOME PER SHARE (CONTINUED)

     included in both primary and fully diluted calculation. Additionally, contingent shares are included in both primarily and fully diluted computations if the conditions for their issuance are currently being met. If additional shares would be contingently issuable if a higher earnings were being attained currently, the additional shares are included only in fully diluted computations. Common stock equivalents, such as convertible preferred stock are also considered in both primary and fully diluted earnings per share calculations.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The Company will adopt the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the first quarter of 1996. The adoption of this Statement is not expected to have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company does not expect to adopt the new accounting standard; consequently, SFAS No. 123 will not have an impact on the Company's results of operations.

     2. ACQUISITIONS

     On December 29, 1995, the Company exchanged 433,332 shares of its common stock valued at $1,168,288 for 100% of the outstanding common stock of Healthcare Professional Management, Inc. The Company has recorded the transaction under the Pooling of Interest Method for Business Combinations.

                Medical Asset Management, Inc. and Subsidiaries

     2. ACQUISITIONS (CONTINUED)

     The following represents the results of operations of Healthcare Professional Management, Inc. for the years ended December 31, 1995 and 1994 that are included in the combined net income of the Company.

                                                    1995                1994
                                                ------------------------------
Revenues                                        $1,090,304          $1,124,978
Net (loss) income                                  (17,270)             40,809

     In addition to the Healthcare Professional Management, Inc. transaction, from January 1, 1994 through December 31, 1995, the Company entered into long-term management service agreements with 16 medical groups.

     These agreements provided for the Company to acquire all the non medical assets and properties which the physician's own in connection with the conduct of the physicians medical practice. The assets included (i) all of the physicians accounts receivable as reflected on the physicians books and records, on the effective date of the agreement and at all times during the terms of the agreement, all accounts receivable acquired are reflected on the Company's balance sheet with a corresponding allowance account for those accounts considered possibly uncollectible, (ii) all administrative (i.e., nonmedical) aspects of every kind and character pertaining to the operations of the Clinic, and (iii) all other assets as described in the agreement. Total consideration paid for the medical groups to enter into long-term management service agreements and for the nonmedical assets described above includes cash, the issuance of common stock, the estimated value of nonforfeitable commitments by the Company to issue common stock at future dates for no additional consideration and short-term and subordinated notes. The Company has recorded the business acquisitions at the fair market value of the assets acquired (purchase). The purchase price was allocated based upon their fair market value at the date of the agreement.

     The Company has legal title to patient accounts receivable, and therefore recognizes these amounts in the financial statements. The Company is liable for certain operating expenses of the practices, and therefore records them as operating expenses. Under these agreements the Company is to receive a base of five percent (5%) up to a maximum of thirty percent (30%) of net billings of the practice as a management fee. The Company records the management fees earned as net revenues and the related management fee receivable. Additionally, the Company records a receivable for funds advanced to practices to pay practice operating expenses under the terms of the Management Services Agreements. Management of the Company evaluates collectibility of the management fee receivable on an ongoing basis and records collectibility reserves if deemed necessary. The Company is also obligated to pay a stipulated percentage of

                Medical Asset Management, Inc. and Subsidiaries

     2. ACQUISITIONS (CONTINUED)

     net billings to the physicians, and records such amounts as a reduction of revenues on its statements of operations with a corresponding liability in accounts payable.

     The Company offers affiliated physicians who enter into an Asset Purchase and Management Agreement with the Company the option to repurchase tangible assets and an option to repurchase the Management Agreement with the medical practice, acquired by the Company. During the first four years of each agreement, the repurchase of tangible assets requires the return of all consideration paid by the Company, a mandatory repurchase of the Management Agreement, and repayment to the Company of all money invested or advanced to the practice. The repurchase of the Management Agreement requires the return of all consideration paid by the Company for the acquisition of the Management Agreement. In the event of a repurchase, the medical practice forfeits all management fees earned by the Company as of the date of the repurchase. The accounts receivable of the medical practice are owned or assigned to the company as of the date of the repurchase. In the event of a repurchase, the practice is not bound by any covenant not to compete.

     After the first four years of each agreement, a termination provision is offered. The termination provision requires the Practice to pay the Company a negotiated amount of cash for liquidated damages, or obligates the medical providers to abide by a covenant not to compete.

     During 1995, the Company acquired the nonmedical assets and entered into long-term management service agreements with seven medical groups on the effective dates indicated as follows:

Samuel Spigelman, MD                                  Tarzana, CA                                            3/31/95
Costantino Gallo, MD                                  San Jose, CA                                           3/31/95
Dennis S. Mann, DO                                    Seattle, WA                                            4/31/95
Aurora Foot and Ankle (2 Groups)                      Edmonds, WA                                            10/1/95
Habib A. Tobbagi, MD                                  San Jose, CA                                          12/18/95
Ronald H. Yanagihara, MD                              Gilroy, CA                                            12/28/95

                Medical Asset Management, Inc. and Subsidiaries

     2. ACQUISITIONS (CONTINUED)

     During 1994, the Company acquired the nonmedical assets and entered into long-term management service agreements with ten medical groups on the effective dates indicated as follows:

Family Medical Clinic of Soldotna                     Soldotna, AK                                           6/14/94
Family Medical Clinic of Seward                       Seward, AK                                             11/1/94
Brent Davidson, MD                                    San Jose, CA                                           11/1/94
David Lydell, RPT                                     Kirkland, WA                                           11/1/94
William J. Scheyer, MD                                Kirkland, WA                                           12/1/94
Steven T. Bramwell, MD                                Kirkland, WA                                          12/15/94
Richard Angelo, MD                                    Kirkland, WA                                          12/31/94
Stanley G. Newell, DPM                                Kirkland, WA                                          12/31/94
Washington Sports & Family Medicine                   Kirkland, WA                                          12/31/94
A Women's Wellness Center                             Kirkland, WA                                          12/31/94

     Total acquisition transaction consideration is comprised of the following:

                                                                                          DECEMBER 31
                                                                                     1995                1994
                                                                               ------------------------------
Cash and transaction costs                                                     $    5,316            $ 98,477
Short-term and subordinated notes                                                 471,559                 -0-
Common stock issued and to be issued (at fair value)                            2,499,375             696,538
Liabilities assumed                                                                   -0-                 -0-
                                                                               ------------------------------
Total costs                                                                    $2,976,250            $795,015
                                                                               ==============================

     The shares of common stock to be issued at specified future dates were valued at the average market value during the preceeding 90 day period. The common stock in all of the transactions is delivered 20% at closing and 20% each on the first, second, third, and fourth anniversaries.

     For transactions completed through December 31, 1995, the scheduled issuance of shares of common stock that the Company is committed to deliver after the passage of time are 225,677 in 1996, 225,677 in 1997, 225,677 in 1998, and 225,678 in 1999. The accompanying financial statements include the results of operations derived from the management services agreements from their respective effective dates. The following unaudited pro forma information presents the results of operations of the Company for the year ended December 31, 1994 as if the 1995 and 1994 transactions had been consummated on January 1, 1994 and for the year ended

                Medical Asset Management, Inc. and Subsidiaries

     2. ACQUISITIONS (CONTINUED)

     December 31, 1995 as if the 1995 transactions were consummated on January 1, 1995. Such information is based on the historical financial information of the medical groups and does not include operational or other changes which might have been affected pursuant to the Company's management of the nonmedical aspects of such groups.

     The pro forma information presented below is for illustrative information only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands, except per share amounts):

                                                      PRO FORMA (UNAUDITED)
                                                      YEAR ENDED DECEMBER 31
                                                      ----------------------
                                                    1995                 1994
                                                   --------------------------
Revenue                                            8,880                7,993
Net income                                           700                  630
Net income per share                                 .06                  .06

     3. ACCOUNTS RECEIVABLE

     The Company has established an allowance for doubtful accounts based upon anticipated actual collections as determined by management in an amount between 10% and 20% of the gross accounts receivable balance. Management feels that this amount is reasonable.

     4. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

                                                       1995                1994
                                                  -----------------------------
Furniture and equipment                           $1,002,339          $ 761,298
Less accumulated depreciation                       (473,930)          (325,880)
                                                  -----------------------------
Property and equipment, net                       $  528,409          $ 435,418
                                                  =============================

     Depreciation expense for the years ended December 31, 1995 and 1994 was $148,050 and $65,814, respectively.

                Medical Asset Management, Inc. and Subsidiaries

     5. INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31, 1995 and 1994:

                                                        1995               1994
                                                  -----------------------------
Acquired management contracts                     $3,870,964         $  888,937
Franchise fees                                     1,210,000          1,210,000
                                                  -----------------------------
                                                   5,080,964          2,098,937
Less accumulated amortization                        564,956            408,584
                                                  -----------------------------
                                                  $4,516,008         $1,690,353
                                                  =============================

     The increase in acquired management contracts in 1995 is related to the acquisition of seven management agreements. Amortization expense was $156,372 and $86,436 for the years ended December 31, 1995 and 1994, respectively.

     6. DEBT

     RELATED PARTY DEBT

     Related party debt consists of 8% demand notes payable to two officers of the Company as follows:


                                                       1995               1994
                                                   ---------------------------
John Regan                                         $177,449           $160,575
Dennis Calvert                                        5,912              5,474
                                                   ---------------------------
                                                   $183,361           $166,049
                                                   ===========================

                Medical Asset Management, Inc. and Subsidiaries

6. DEBT (CONTINUED)

LONG-TERM DEBT

Long-term debt consists of the following:

                                                                        1995               1994
                                                                     -----------------------------
Notes payable to various individuals in
   conjunction with asset acquisition,
   collateralized with accounts receivable,
   interest payable at 10%, matures at
   various dates in 1996 and 1997, all unpaid
   principal and accrued interest are due at
   due date                                                          $1,152,243         $1,014,410

Notes payable to various individuals, interest
   payable at 8%, principal and any accrued
   interest due on demand                                               236,863                  -

Note payable to an individual, collateralized
   by accounts receivable, interest
   payable at 10%, principal and interest
   payable at $45,000 monthly through
   December 1996. During 1995 the note was
   eliminated as a result of a re-valuation
   of accounts receivable purchased with the note.                            -          1,940,236

Notes payable, interest payable at 12%, principal
   and any accrued interest due on demand. Notes
   may be converted into 338,494 shares of the
   Company's common stock in 1995.                                            -            550,000

Capital lease obligations                                                88,837             29,245
                                                                     -----------------------------

                                                                      1,477,943          3,533,891
Less current portion                                                  1,066,626          1,112,113
                                                                     -----------------------------
                                                                     $  411,317         $2,421,778
                                                                     =============================

                Medical Asset Management, Inc. and Subsidiaries

     6. DEBT (CONTINUED)

     LONG-TERM DEBT (CONTINUED)

     Future principal maturities, including capital lease obligations, as of December 31, 1996 is as follows:

DECEMBER 31
    1996                                       $1,066,626
    1997                                          355,433
    1998                                           16,602
    1999                                           18,788
    2000                                           20,494
                                               ----------
                                               $1,477,943
                                               ==========

     7. CONVERTIBLE SUBORDINATED DEBT

     During 1995, the Company issued $762,000 of 12% Series B Convertible Redeemable Secured Subordinated Debentures. Interest is payable semiannually with principal and any unpaid interest due April 28, 2000. Upon maturity the holder shall have the right of option, but not the obligation, to convert all or part of the debt into fully paid shares of the Company's common stock at the conversion price of $5.00 per share. Principal and accrued interest at December 31, 1995 was $808,095.

     8. REVENUE

     The following presents the amounts included in the determination of the Company's revenues (in thousands):

                                                        YEAR ENDED DECEMBER 31
                                                        1995               1994
                                                     --------------------------
Medical service revenue                              $13,076             $3,784
Amounts retained by medical groups                     4,329              1,133
                                                     --------------------------
                                                     $ 8,747             $2,651
                                                     ==========================

Medical service agreements at year-end                    16                 10

     The range of net billing percentages that the Company is obligated to pay to physicians pursuant to their consulting arrangements is 33%-38%.

                Medical Asset Management, Inc. and Subsidiaries

     8. REVENUE (CONTINUED)

     In 1995, 60% of the Company's revenues were derived from four medical groups which provided 15% or more of revenues.

     For the years ended December 31, 1995 and 1994, the medical groups derived approximately 35% and 30% of their medical service revenue from services provided under Medicare and Medicaid programs and 30% and 30% from contractual fee-for-service arrangements with numerous payors and managed care programs, none of which individually aggregated more than 10% of medical service revenue. The remaining 35% was derived from various fee-for-service payors. Capitation revenues were less than 20% of total revenue in 1995. Changes in the medical group's payor mix can affect the Company's revenue.

     Accounts receivable principally represent receivables from patients and third-parties for medical services provided by physician groups. Such amounts are recorded net of contractual allowances and estimated bad debts. Accounts receivable are a function of net physician practice revenue rather than net revenue of the company. Receivables from the Medicare and State Medicaid programs are considered to have minimal credit risk and no other payor comprised more than 10% of accounts receivable at December 31, 1995.

     9. INCOME TAXES

     Significant components of the provision for income taxes are as follows:

                                                       1995                1994
                                                   ----------------------------
Current:
  Federal                                          $388,688         $         -
  State                                              29,800                   -
                                                   ----------------------------
Total current                                      $418,488         $         -
                                                   ============================

                Medical Asset Management, Inc. and Subsidiaries

     10. COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities under operating leases which expire at various dates through the year 2005. The accompanying statement of operations includes expenses from operating leases of $971,890 and $239,089 for 1995 and 1994, respectively. Future minimum lease payments, due under noncancelable operating leases as of December 31, 1995 are as follows:

       1996                                                 $  931,600
       1997                                                    601,056
       1998                                                    601,056
       1999                                                    414,566
       2000                                                    383,352
       2001                                                    148,632
       2002                                                    148,632
       2003                                                     56,460
       2004                                                     56,460
       2005                                                     56,460
                                                            ----------
                                                            $3,398,274
                                                            ==========

     The Company is subject to legal proceedings and claims arising in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

     11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of accounts receivable, management fee receivable, accounts payable, related party debt and long-term debt, and convertible subordinated debt. At December 31, 1995 and 1994, fair values of these instruments approximates carrying value.

                Medical Asset Management, Inc. and Subsidiaries

     12. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental disclosures of cash flow information for the years ended December 31, 1995 and 1994 are summarized as follows:

                                                            1995           1994
                                                      -------------------------
Cash paid for interest:                               $  291,657       $ 25,240

Noncash investing and financing activities:
   Assets acquired by capital lease                       70,350              -
   Assets acquired with stock issuance                 1,235,062        296,754
   Stock issued for debt                                 592,364              -
   Stock issued for services                             236,220              -

     13. EQUITY

     In June 1994, the Company's shareholders approved proposals to cancel 2,000,000 shares of common stock and effect a 1-for-3.5 reverse stock split of the Company's common stock. The effect of the reverse split was to convert three and one half (3.5) shares of common stock into one (1) share of common stock.

     The Company's preferred shares (1) carry no voting rights; (2) may be converted into common shares on a one-to-one basis subject to the limitation that no more than 25% may be converted into common shares in any one year and at no time may the holders of the Class A preferred hold directly or indirectly 4.9% of the common shares outstanding; (3) the shares carry no dividend right, except in liquidation; and (4) the shares have no redemption rights.

     14. SUBSEQUENT EVENTS

     On December 31, 1995 the Company entered into an Clinic Management Agreement with OB-GYN Associates. In April 1996 the Company entered into an Asset Purchase Agreement with OB-GYN Associates. In May 1996 the Asset Purchase Agreement was finalized with the Company agreeing to issue 730,000 shares of its common stock, valued at $2,920,000 and paying $1,606,202 in cash for a total acquisition price of $4,526,202. As of May 31, 1996 the Company has issued 146,000 shares of its common stock as part of this acquisition. The remaining 584,000 shares are to be issued at 146,000 shares each December through 1999.

                Medical Asset Management, Inc. and Subsidiaries

     14. SUBSEQUENT EVENTS (CONTINUED)

     This acquisition has been accounted for as a purchase. The accounts receivable were valued at net collectible value based upon an analysis by the Company. The estimated fair value of assets is summarized as follows:

         Accounts receivable, net                                $1,722,084
         Property and equipment                                     305,413
         Management service agreement                             2,431,936
         Other                                                       66,769
                                                                 ----------
                                                                  4,526,202
         Less value of stock issued and to be issued              2,920,000
                                                                 ----------
         Cash purchase price                                     $1,606,202
                                                                 ==========

     For the year ended December 31, 1995 the financial statements of the Company do not include any financial results of OB-GYN Associates.

     Unaudited pro forma results of operations for 1995 and 1994, assuming the acquisition of OB-GYN Associates was consummated January 1, 1994, are as follows:

                                                      1995                 1994
                                                -------------------------------
Net revenue                                    $11,405,400           $7,356,377
Net earnings                                       672,664              254,411
Earnings per share                                     .06                  .03

                         MEDICAL ASSET MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                             September 30, 1996
                                                             ------------------
ASSETS

CURRENT ASSETS
Cash                                                                  4,818,500
Accounts receivable                                                   9,178,500
Management fee receivable                                               632,000
Prepaid expenses                                                        316,800
Notes receivable                                                        107,800
Other assets                                                             53,000
                                                                     ----------
                                                                     15,106,600

PROPERTY, PLANT AND EQUIPMENT, NET                                    2,535,400

FRANCHISE FEES, NET                                                     865,700

ACQUIRED MANAGEMENT AGREEMENTS, NET                                  13,151,600
                                                                     ----------
                                                                     16,552,700
                                                                     ----------
TOTAL ASSETS                                                         31,659,300
                                                                     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Credit line                                                             800,000
Capital lease obligations                                                40,000
Notes payable, shareholders                                              25,000
Payroll taxes payable                                                    30,000
Notes payable - accounts receivable                                   1,661,500
Accrued liabilities                                                     475,300
Accrued income taxes payable                                          1,488,000
Current portion - long term debt                                         44,000
Convertible subordinated debt                                            45,000
                                                                      ---------
                                                                      4,608,800
                                                                      ---------

LONG TERM DEBT

Long term debt, less current portion                                    644,300
Obligations under capital lease, less current portion                   180,000
                                                                        -------
                                                                        824,300
                                                                        -------

SHAREHOLDERS' EQUITY

Preferred stock -- $.001 par value; 10,000 shares authorized;
Class A - 3,000,000 shares issued,
2,600,000 outstanding                                                     2,600

Common stock -- $.001 par value; 50,000,000
shares authorized; 13,473,374  shares issued
and outstanding                                                          13,473

Common stock to be issued;

2,403,215 shares                                                     10,045.790
Additional paid-in capital                                           14,147,527
Unearned remuneration                                                (1,062,990)
Retained earnings                                                     3,079,800
                                                                      ---------
                                                                     26,226,200
                                                                     ----------

TOTAL LIABILITIES AND EQUITY                                         31,659,300
                                                                     ==========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                         MEDICAL ASSET MANAGEMENT, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                                   (UNAUDITED)

                                                    THREE MONTHS ENDED                           NINE MONTHS ENDED

                                                       SEPTEMBER 30                                 SEPTEMBER 30
                                             1996                        1996           1996                          1995
                                             ----                        ----           ----                          ----
NET REVENUE                               4,142,400                  2,180,700          11,924,000                    5,973,500
                                         ----------                 ----------          ----------                   ----------


EXPENSES
Clinic operating expenses                 2,327,500                                      7,288,500
Salaries                                    351,600                     87,000             922,500                      261,000
General and administrative                  443,400                  1,969,600           1,054,800                    4,484,500
Depreciation and amortization               103,900                     36,700             390,200                      115,000
Interest                                     24,300                                        160,000                      134,000
                                         ----------                 ----------          ----------                   ----------
                                          3,250,700                  2,093,300           9,816,000                    4,994,500
                                         ==========                 ==========          ==========                   ==========

NET INCOME BEFORE
INCOME
TAXES                                       891,700                     87,400           2,108,000                      979,000

PROVISION FOR INCOME                        174,300                     18,400             632,400                      367,100
                                         ----------                 ----------          ----------                   ----------
TAXES

NET INCOME                                  717,400                     69,000           1,475,600                      611,900
                                         ==========                 ==========          ==========                   ==========

WEIGHTED-AVERAGE
NUMBER OF
COMMON STOCK AND
COMMON
STOCK EQUIVALENTS                        12,643,857                 11,169,295          12,643,857                   11,169,295
                                         ==========                 ==========          ==========                   ==========

NET INCOME PER SHARE                           0.06                       0.01                0.12                         0.05
                                               ====                       ====                ====                         ====


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT. MEDICAL ASSET

                                MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (UNAUDITED)

                                                                                    SEPTEMBER 30,                   SEPTEMBER 30,

                                                                                        1996                            1996
                                                                                        ----                            ----
Net Income                                                                           1,475,600                         611,900
Adjustments to reconcile net income to net cash provided by
 operating activities, depreciation and amortization                                   390,200                         115,000
Cash provided net of effects of medical transactions by
  changes in:
     Accounts receivable                                                              (812,800)                       (612,400)
     Management fee receivables                                                        281,800                         231,600
     Other assets                                                                     (242,100)                       (448,000)
     Capital leases                                                                    131,400                          (7,100)
     Accounts payable                                                                  (77,200)                        (84,100)
     Accrued liabilities                                                               632,400                         367,400
                                                                                       -------                         -------


NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                                                           1,779,300                         174,300

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment                                        (1,553,100)                        (96,700)
Net payments in medical practice transactions                                       (2,351,700)                         (5,300)
                                                                                     ----------                         ------


NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                                                          (3,904,800)                       (102,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank indebtedness                                                        800,000
Repayment of indebtedness                                                           (1,610,800)                        (340,400)
Sale of common stock                                                                 7,622,900                          427,300
                                                                                     ---------                          -------


NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES                                                                           6,812,100                           86,900

NET INCREASE (DECREASE) IN CASH                                                      4,686,600                          159,200

CASH, AT THE BEGINNING OF THE YEAR                                                     131,900                           50,400

CASH, AT END OF PERIOD                                                               4,818,500                          209,600
                                                                                     =========                         ========


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                         Medical Asset Management, Inc.
                   Notes to Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

Note 1 -- Basis of Presentation and Restatement

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited consolidated financial statements in this report reflect normal occurring adjustments considered necessary for a fair presentation of the financial position and results of operations for the interim period presented. To conform to the presentation for the three months ended September 30, 1996, the contractual allocation of revenues to medical-owner(s) of clinics and practices managed by the Company has been reclassified as a reduction of net revenues in the nine months ended September 30, 1996 and the three and nine months ended September 30, 1995. Previously, these contractual allocations were reported as consulting fees. This reclassification had no effect on net income for any period presented.

During the third quarter of 1996, it was determined that the Company had incorrectly accounted for contingent stock committed to be issued in future years under management agreements acquired in 1994 as purchase price adjustments rather than compensation expense as required by generally accepted accounting principles. The Company continues to account for nonforfeitable stock committed to be issued for management agreements acquired in 1995 and 1996 as a component of their purchase price and be amortized over 25 years or the life of the agreement, whichever is shorter; however, nonforfeitable and contingent common stock committed to be issued in future periods is shown as a separate component in shareholders equity in accordance with generally accepted accounting principles. These amounts were previously reported as unissued. The unearned remuneration associated with contingent shares is also shown as a component of equity. The following schedule summarizes the effect of restating the Company's 1995 and 1996 financial statements:

                         Medical Asset Management, Inc.
                   Notes to Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

                                  NET INCOME         NET INCOME         SHAREHOLDER'S
                                                     PER SHARE              EQUITY
                                  ----------         ---------          -------------
FISCAL 1995
-----------
Quarter ended March 31:
As previously reported            $  291,945        $        0.03       $3,012.765
Adjustment                           (70,933)                              460,144
As presented herein                  221,012                 0.02        3,472,909

Quarter ended June 30:
As previously reported               230,798                 0.02        3,312,590
Adjustment                           (82,821)                              920,287
As presented herein                  147,998                 0.01        4,232,877

Quarter ended September 30:
As previously reported               157,749                 0.01        6,450,300
Adjustment                           (88,749)                            1,380,431
As presented herein                   69,000                 0.01        7,830,731

FISCAL 1996
-----------
Quarter ended March 31:
As previously reported               496,598                 0.05        6,892,695
Adjustment                          (124,034)                            2,204,000
As presented herein                  372,564                 0.03        9,096,695

Quarter ended June 30:
As previously reported               525,297                 0.03       14,693,595
Adjustment                          (139,634)                            4,408,000
As presented herein                  385,663                 0.03       19,101,595


The presentation of the Company's financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures on contingent assets and liabilities. Because of inherent uncertainties in the process, actual future results could differ from those expected, and thus accrued, at the reporting date. These unaudited financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-KSB, as may be amended.

                         Medical Asset Management, Inc.
                   Notes to Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

Note 2 -- Medical Service Revenue

Medical service revenue for services to patients by clinics and practices affiliated with the . Company is recorded when services are rendered based upon established or negotiated charges reduced by contractual adjustments and allowances for doubtful accounts. Differences between estimated contractual adjustments and final settlements are reported in the period when final settlements are determined. Medical service revenue of the affiliated clinics and practices is also reduced by the contractual amounts retained by the medical groups to arrive at the Company's revenue shown on it's income statement.

The following presents the amounts included in the determination of the Company's net revenue (in thousands):

                                      Three Months           Nine Months
                                    Ended September 30    Ended September 30
                                     1996       1995      1996           1995
                                     ---------------      -------------------



Medical service revenue               $6,265     $3,115    $17,931      $8,916
Amounts retained by
  medical groups                       2,123        933      6,007       2,942
                                       -----        ---      -----       -----


Net Revenue                           $4,142     $2,182    $11,924      $5,974
                                      ======     ======    =======      ======

Number of management
Number of management
  service agreements at
  end of period                           32         19         32          19


Note 3 --  Medical Practice Transactions

During the first nine months of 196, the Company acquired certain non-medical assets of and entered into long-term management service agreements with twelve medical practices, respectively. The transactions have been accounted for as asset purchases. The following presents the aggregate consideration required to complete those transactions (in thousands):

                         Medical Asset Management, Inc.
                   Notes to Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

                                                  Three Months                                 Nine Months
                                               Ended September 30                             Ended September 30
                                     1996                              1995            1996                    1995
                                     --------------------------------------            ----------------------------
Cash and transaction costs         $2,352                               -0-            $2,352                 $    5
Issuance of notes                   1,730                               68              1,730                    472
Common stock                        8,363                              110              8,863                  2,499
(Include shares to be issued)


The Company is currently committed to issue shares of Common Stock pursuant to completed acquisition transactions as follows: 153,381 shares in 1996; 678,519 shares in 1997; 678,519 shares in 1998; 599,779 shares in 1999; and 446,398 shares in 2000. Although such shares are not issued or outstanding for legal purposes, such shares are nonforfeitable and considered as outstanding for per share calculations.

The accompanying unaudited consolidated financial statements include the results of operations from the Company's management service agreements from their respective effective dates. The following unaudited proforma information presents the results of operations for the nine months ended September 30, 1995, assuming all 1995 and 1996 transactions were consummated on January 1, 1995 and for the nine months ended September 30, 1996 assuming all 1996 transactions were consummated January 1, 1996. Such proforma information is based on the historical financial information of the medical practices and does not include operational or other changes which might have been effected pursuant to the Company's management of the nonmedical aspects of such practices. The proforma information presented below is for illustrative information only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands, except share amounts):

                                                                 Nine Months
                                                              Ended September 30

                                                            1996                 1995
                                                            -------------------------

Annualized revenue                                        $25,593                $22,255
Annualized net income                                       3,327                  2,893
Annualized net income per share                              0.26                   0.22

                         Medical Asset Management, Inc.
                   Notes to Consolidated Financial Statements
                               September 30, 1996
                                   (Unaudited)

Note  4 -- Capitalization

As part of entering into long-term management agreements with medical practices described in Note 3, the Company has nonforfeitable commitments to issue shares of Common Stock at specified future dates for no further consideration. Both contingent and nonforfeitable common stock to be issued is shown as a separate component in shareholders' equity and the amounts, upon issuance of the shares, will be reclassified to par value and additional paid in capital.

During the first quarter of 1996, the Company raised $457,931 through a private placement through the sale of 273,695 shares of the Company's stock.

On May 31, 1996, the Company completed a private placement of 2,000,000 shares of common stock that yielded the Company $7,165,000. There was no significant gain on the conversion.

In August, the Company called its $762,000 Convertible Subordinated Debenture and converted $751,525 into 150,305 shares of common stock.

Note 5 -- Net Income Per Share

The computation of net income per share is based on the weighted average number of shares of Common Stock and Common Stock share equivalents outstanding during the periods in accordance with the requirements of the Securities and Exchange Commission (SEC). Fully diluted net income per share has not been presented because it does not differ materially from the primary per share computations.

The following table summarizes the determination of shares used in per share calculations (in thousands):

                                      Three Months                     Nine Months
                                   Ended September 30               Ended September 30
                                1996              1995             1996            1995
                                ----------------------             --------------------
Outstanding at end of period
  Common Stock                      13,473         11,386         13,473         11,386
  Common Stock to be issued          2,403            850          2,403            850
                                     -----            ---          -----            ---


                                    15,876         12,236         15,876         12,236
Effect of weighting                 (3,233)        (1,067)        (3,233)        (1,067)
                                    ------         ------         ------         ------
Shares used in per share
  calculations                      12,643         11,169         12,643         11,169
                                    ======         ======         ======         ======

                                C O N T E N T S

                                                                                                              PAGE
INDEPENDENT AUDITORS' REPORT...................................................................................1

FINANCIAL STATEMENTS:

     BALANCE SHEET.............................................................................................2

     STATEMENT OF OPERATIONS...................................................................................3

     STATEMENT OF STOCKHOLDERS' EQUITY.........................................................................4

     STATEMENT OF CASH FLOWS...................................................................................5

     NOTES TO FINANCIAL STATEMENTS.............................................................................6-10

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
MEDICAL ASSET MANAGEMENT, INC.:

We have audited the accompanying balance sheet of OB-GYN Associates, P.C. (a Colorado corporation) as of December 31, 1995, and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OB-GYN Associates, P.C. as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Harlan & Boettger, CPAs
San Diego, California
September 23, 1996

                            OB-GYN ASSOCIATES, P.C.

                                 BALANCE SHEET

                               DECEMBER 31, 1995

         ASSETS

CURRENT ASSETS
    Cash                                                                                                    $     8,518
    Investment (Note C)                                                                                         378,654
    Accounts receivable, trade, net of allowance for doubtful
       accounts of $683,670 (Note A)                                                                          1,366,065
    Accounts receivable, other                                                                                  216,072
    Accounts receivable, shareholder                                                                             21,003
    Prepaid expenses and other current assets                                                                   105,668
                                                                                                            -----------
                  TOTAL CURRENT ASSETS                                                                        2,095,980

PROPERTY AND EQUIPMENT, net (Note B)                                                                            318,749
                                                                                                            -----------
                  TOTAL ASSETS                                                                              $ 2,414,729
                                                                                                            ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                                                                   $   258,422
    Bank overdraft                                                                                              162,888
    Line of credit - current (Note G)                                                                            35,000
    Capital lease obligations                                                                                    76,669
    Accrued pension contribution payable (Note D)                                                                 5,340
    Note payable - current (Note F)                                                                             180,073
    Income taxes payable (Note E)                                                                                95,443
    Deferred income taxes (Notes A and E)                                                                        86,500
                                                                                                            -----------
       TOTAL CURRENT LIABILITIES                                                                                900,335

COMMITMENTS (Note H)                                                                                                 -

NOTE PAYABLE-LESS CURRENT PORTION(Note F)                                                                     1,407,494
                                                                                                            -----------
       TOTAL LIABILITIES                                                                                      2,307,829

STOCKHOLDERS' EQUITY
    Common stock, $1 par value; 50,000 shares
       authorized; 12,500 shares issued and outstanding                                                          12,500
    Additional paid-in-capital                                                                                  524,768
    Stock subscription receivable (Note I)                                                                     (160,098)
    Retained deficit                                                                                           (270,270)
                                                                                                            -----------
       TOTAL STOCKHOLDERS' EQUITY                                                                               106,900

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                           $ 2,414,729
                                                                                                            ===========

   The accompanying notes are an integral part of these financial statements.

                            OB-GYN ASSOCIATES, P.C.

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

INCOME
    Professional fees                                                                     $5,212,881
    Interest income                                                                           33,207
    Other income                                                                             319,374
                                                                                          ----------
       TOTAL INCOME                                                                        5,565,462

OPERATING EXPENSES
    Payroll and payroll taxes                                                              2,878,709
    Liability insurance                                                                      235,293
    Officer's insurance                                                                       57,077
    General and administrative                                                               799,642
    Office expense                                                                           167,943
    Management fees                                                                           72,278
    Miscellaneous                                                                             17,093
    Depreciation                                                                             126,626
    Pension plan contributions (Note D)                                                       25,652
    Property tax, dues & subscriptions                                                        71,987
    Contract labor                                                                           140,194
    Medical supplies                                                                         194,465
    Lab fees                                                                                  48,999
    Consulting                                                                                18,450
    Interest expense                                                                         190,154
    Loss on sale of equipment                                                                 80,922
    Legal and accounting                                                                      42,310
                                                                                          ----------
       TOTAL OPERATING EXPENSES                                                            5,167,794

INCOME BEFORE PROVISION FOR TAXES                                                            397,668

INCOME TAXES (Notes A and E)                                                                  95,433
                                                                                          ----------
NET INCOME                                                                                $  302,235
                                                                                          ==========

   The accompanying notes are an integral part of these financial statements.

                            OB-GYN ASSOCIATES, P.C.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                     Additional
                                         Common                       Paid-in          Retained
                                         Shares        Amount         Capital          Deficit        Total
                                         ------        -------       ----------       ---------     ---------
BALANCE, JANUARY 1, 1995                 12,500        $12,500        $524,768        $(572,505)    $ (35,237)

  Stock subscription receivable               -              -               -                -      (160,098)
                                         ------        -------        --------

Net income                               12,500        $12,500        $524,768          302,235       302,235
                                         ======        =======        ========        ---------     ---------

DECEMBER 31, 1995                                                                     $(270,270)    $ 106,900
                                                                                      =========     =========

   The accompanying notes are an integral part of these financial statements.

                            OB-GYN ASSOCIATES, P.C.

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                                                                 $  302,235
    Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
           Depreciation and amortization                                                                       (274,898)
           Change in assets and liabilities:
                Increase in accounts receivable - trade                                                        (337,314)
                Increase in receivable - other                                                                 (128,747)
                Decrease in shareholder receivable                                                               71,480
                Increase in prepaid expenses and other                                                          (56,544)
                Decrease in accounts payable and accrued expenses                                              (176,528)
                Increase in bank overdraft                                                                      162,888
                Decrease in deferred compensation                                                              (140,721)
                Increase in income taxes payable                                                                 17,533
                Decrease in deferred loss on sale of equipment                                                  (16,140)
                                                                                                             ----------
NET CASH USED IN OPERATING ACTIVITIES                                                                          (576,756)

CASH FLOWS FROM INVESTING ACTIVITIES
    Sale of fixed assets                                                                                        569,315
    Increase in investments                                                                                     (66,996)
                                                                                                             ----------

NET CASH USED IN INVESTING ACTIVITIES                                                                           502,319

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds on line of credit                                                                                   35,000
    Principal payments on capital leases                                                                        (84,747)
    Decrease in notes payable                                                                                   (45,871)
    Principal payments in notes payable - long-term                                                             (17,715)
    Proceeds from common stock receivable                                                                       179,813
                                                                                                             ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                                        66,480
                                                                                                             ----------
NET (DECREASE) IN CASH                                                                                           (7,957)
                                                                                                             ----------
CASH, BEGINNING OF YEAR                                                                                          16,475
                                                                                                             ----------
CASH, END OF YEAR                                                                                            $    8,518
                                                                                                             ==========

   The accompanying notes are an integral part of these financial statements.

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Organization

   OB-GYN Associates, P.C. (the Company) was incorporated as Stuart O. Silverberg, M.D. and Herbert L. Jacobs, M.D., P.C. under the laws of the State of Colorado on July 1, 1969. The corporate name was changed to OB-GYN Associates, P.C. on January 21, 1971. The Company provides neonatal medical services through its three outpatient facilities located in the Denver area.

   Basis of Accounting

   The Company's policy is to prepare its financial statements on an accrual basis of accounting. Accordingly, the accompanying financial statements are intended to present the financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

   Cash

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market funds to be cash equivalents.

   Accounts Receivable

   Accounts receivable are stated at net realizable value. An allowance for doubtful accounts has been reflected in the financial statements to reduce accounts receivable for managed care contracts and Medi-Cal charges which the Company has agreed to accept at a discounted fee. The total mandatory adjustments at 1995 are $683,670.

   Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided by the straight-line method over their estimated useful lives as follows:

   Leasehold improvements                               5 years (term of lease)
   Furniture and fixtures                               7 years

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


   Equipment                                          5 - 7 years
   Software                                               3 years

   Upon retirement or disposal of depreciated assets, the cost and related depreciation are removed and the resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while maintenance costs and repairs are expensed in the year incurred.


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   Income Taxes

   Deferred tax liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Temporary differences related principally to differences between the accrual method of accounting used for financial statement purposes and the cash method of accounting used for tax purposes.

   Concentration of Credit Risk

   Substantially all of the Company's accounts receivables are concentrated within the medical industry, primarily health insurance companies and government insurance providers.

B. PROPERTY AND EQUIPMENT:

   Property and equipment as of December 31, 1995 are summarized as follows:

   Furniture and fixtures                                   $   27,106
   Equipment                                                   924,170
   Leasehold improvements                                      200,147
                                                            ----------
                                                             1,151,423

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (CONTINUED)


   Less: accumulated depreciation                            832,674
                                                          ----------
                                                          $  318,749
                                                          ==========

C. INVESTMENT:

   The Company maintains an investment in the form of an annuity with General Services Life Insurance Company. This investment is carried at its cash surrender value, net of any fees applicable in accordance with the annuity contract. At December 31, 1995 the annuity had a cash surrender value of $378,654.

                            OB-GYN ASSOCIATES, P.C.

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   (CONTINUED)

D. ACCRUED PENSION AND PROFIT SHARING EXPENSE:

   The Company maintains a defined contribution profit sharing plan covering substantially all employees subject to minimum age and service requirements. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Total pension and profit sharing expense was $25,652 for the year ended December 31, 1995.

   It is the policy of the Company to fund accrued pension and profit sharing contributions prior to the filing of the corporate income tax returns.

E. INCOME TAXES:

   As discussed in Note A, the Company adopted SFAS 109, "Accounting for Income Taxes" in 1993 and applied the provisions of this statement retroactively to January 1, 1992. SFAS 109 requires the use of the balance sheet method of accounting for income taxes. Under this method, a deferred tax asset or liability represents the tax effect of temporary differences between financial statement and tax bases of assets and liabilities and is measured using the latest enacted tax rates.

   The provision for income taxes for the year ended December 31, 1995 is $95,443:

             Current provision                             $ 95,443
             Deferred liability                              86,500
                                                           --------
                  Net liability                            $181,943
                                                           ========

F. NOTES PAYABLE:

   Note payable to bank bearing interest at the bank's variable reference rate plus 2% (8% at December 31, 1995) payable in monthly installments of $6,000 plus interest, secured by substantially all the assets of the Company,
   matures March 1999                                                             $1,165,850

   Note payable to bank bearing interest at 6% payable in monthly installments of $5,370 including interest, secured by substantially all the assets of the
   Company, matures January 1996                                                       7,629

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (CONTINUED)

   Note payable to bank bearing interest at the bank's adjustable reference rate
   (10.25% at December 31, 1995) payable in monthly installments of $2,500 plus interest, secured by substantially all the assets of the Company, matures
   February 1999                                                                      95,000

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (CONTINUED)

F. NOTES PAYABLE: (CONTINUED)

   Note payable to bank bearing interest at 8% payable in monthly installments of $4,000 plus interest through December 1, 1995 and $6,000 monthly plus interest thereafter through the maturity date of June 1998, secured by
   substantially all the assets of the Company                                      145,898

   Note payable to bank bearing interest at 8% payable in interest only monthly
   installments of $1,000 to be negotiated in 1996.                                 104,833

   Note payable to bank bearing interest at the bank's reference rate plus 1%
   (8% at December 31, 1995) payable in monthly installments of $935 plus
   interest, unsecured, matures September 1998                                       68,357
                                                                                 ----------

                                                                                  1,587,567

                  Less current portion                                              180,073
                                                                                 ----------

                                                                                 $1,407,494
                                                                                 ==========

G. LINE OF CREDIT:

   The Company maintains a line of credit facility with a bank which bears interest at 8.75% payable in monthly interest only installments and secured by substantially all the assets of the Company. The final outstanding balance is due and payable at the maturity date of September 1996.

   The following is a schedule of future maturities of the line of credit as of December 31, 1995:

            Year Ending
            December 31,
            ------------
               1996                                          $35,000
             Thereafter                                            -
                                                             -------
                                                             $35,000
                                                             =======

                            OB-GYN ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (CONTINUED)

H. COMMITMENTS:

   The Company has entered into noncancelable building leases for its operating facilities. The agreements call for annual base rents adjusted annually for changes in the consumer price index as well as common area expenses.

   Net future minimum rental payments required under this lease as of December 31, 1995 are as follows:

              Years ended
              December 31,
              ------------
                  1996                                          $  266,879
                  1997                                             173,884
                  1998                                             154,810
                  1999                                             154,810
                  2001                                             161,002
                  Thereafter                                       341,581
                                                                ----------
                                                                $1,252,966
                                                                ==========

   Total rent expense charged to operations for the year ended December 31, 1995 was $387,097.

I. SUBSCRIPTION RECEIVABLE:

   During the years ended 1994 and 1995, the Company issued stock to certain physicians to join the Company. In exchange for their membership the physicians each individually issued subscriptions receivable at varying interest rates and due dates. The balance of these subscriptions at December 31, 1995 is $160,098. Accordingly, the subscribed amount is reflected in the accompanying financial statements as a separate component of stockholders' equity.

J. SUBSEQUENT EVENT:

   On December 30, 1995 the OB-GYN Associates, P.C. signed a contract with Medical Asset Management, Inc. Under the terms of the agreement the Company exchanged the fixed assets and accounts receivables for cash. The cash was obligated to be used to pay accounts payable and the St. Anthony's note and the Colorado National Lease.

   The cash was received and all related obligations settled by May 31, 1996.

                            OB-GYN ASSOCIATES, P.C.

                              FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 1995

                         TOGETHER WITH AUDITORS' REPORT

                         Medical Asset Management, Inc.
                    Unaudited Pro forma Financial Statements

                            OB-GYN Associates, P.C.

                                 Balance Sheets
                                  (Unaudited)

                                                                                 MARCH 31, 1996    DECEMBER 31, 1995
                                                                                 -----------------------------------
ASSETS
Current assets:
   Cash                                                                            $  118,514         $    8,518
   Investment                                                                         378,654            378,654
   Accounts receivable, net of allowance for doubtful accounts of $617,516
     and $683,670, respectively                                                     1,571,733          1,603,140
   Other assets                                                                       110,683            105,668
                                                                                   -----------------------------
                                                                                    2,179,584          2,095,980
Property, plant, and equipment, net                                                   278,742            318,749
                                                                                   -----------------------------
Total assets                                                                       $2,458,326         $2,414,729
                                                                                   =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                           $  260,433         $  426,650
   Current portion of long-term debt and capital leases                               257,848            256,742
   Income taxes payable                                                               121,622             95,443
   Deferred income taxes                                                               86,500             86,500
   Line of credit                                                                      91,000             35,000
                                                                                   -----------------------------
                                                                                      817,403            900,335
Long-term debt                                                                      1,346,495          1,407,494
                                                                                   -----------------------------
Total liabilities                                                                   2,163,898          2,307,829

Stockholders' equity:
   Common stock, $1 par value; 50,000 shares authorized; 12,500 and 12,500
     issued and outstanding, respectively                                              12,500             12,500
   Additional paid-in capital                                                         505,018            524,768
   Stock subscription receivable                                                     (140,348)          (160,098)
   Retained earnings (deficit)                                                        (82,742)          (270,270)
                                                                                   -----------------------------
Total stockholders' equity                                                            294,428            106,900
                                                                                   -----------------------------
Total liabilities and stockholders' equity                                         $2,458,326         $2,414,729
                                                                                   =============================

See accompanying notes.

                            OB-GYN Associates, P.C.

                            Statements of Operations

                                  (Unaudited)

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                     1996             1995
                                                                                  ----------------------------
Net revenue                                                                       $1,286,002       $1,343,140

Expenses:
   Practice salaries and benefits                                                    529,186          521,056
   Other practice costs                                                              245,945          255,625
   General and administrative                                                        349,374          506,974
   Depreciation and amortization                                                      40,005           37,080
   Other (net)                                                                      (125,252)         (72,435)
                                                                                  ---------------------------
                                                                                   1,039,258        1,248,300

Net income before income taxes                                                       246,744           94,840
Provision for income taxes                                                            59,216           22,762
                                                                                  ---------------------------
Net income                                                                        $  187,528       $   72,078
                                                                                  ===========================

See accompanying notes.

                            OB-GYN Associates, P.C.

                            Statements of Cash Flows

                                  (Unaudited)

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                     1996             1995
                                                                                  ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                        $ 187,528        $  72,078
Adjustments to reconcile net income to net cash provided by
   operating activities:
    Depreciation and amortization                                                    40,007           37,080
    Change in assets and liabilities:
      Decrease in accounts receivable--trade                                         31,407           27,069
      Increase in other current assets                                               (5,015)         (19,394)
      (Decrease) increase in accounts payable and accrued expenses                 (166,217)         151,052
      Increase in income taxes payable                                               26,179         (174,422)
                                                                                  --------------------------
Net cash provided by operating activities                                           113,889           93,463

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment                                                     -          (11,369)
Increase in investment                                                                    -          (25,480)
                                                                                  --------------------------
Net cash used in investing activities                                                     -          (36,849)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on line of credit                                                           56,000                -
Principal payments on capital leases                                                (16,041)         (25,678)
Decrease in term-debt                                                               (43,852)         (45,339)
Proceeds from common stock receivable                                                     -              625
                                                                                  --------------------------
Net cash used in financing activities                                                (3,893)         (70,392)
                                                                                  --------------------------

Net increase (decrease) in cash                                                     109,996          (13,778)
Cash, beginning of the period                                                         8,518           16,475
                                                                                  --------------------------
Cash, end of the period                                                           $ 118,514        $   2,697
                                                                                  ==========================

See accompanying notes.

                            OB-GYN Associates, P.C.

                    Notes to Unaudited Financial Statements

1. INTERIM STATEMENT PRESENTATION

The unaudited financial statements have been prepared by OB-GYN Associates, P.C. (the Company) pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with generally accepted accounting principles for the preparation of interim financial statements. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included in this Form 8-K/A.

In the opinion of management, all necessary adjustments have been made to present fairly OB-GYN Associates, P.C.'s financial position, results of operations and cash flows. Such adjustments are of a normal, recurring nature. The results of this interim period are not necessarily indicative of results for the entire year or any other interim period.

2. SUBSCRIPTION RECEIVABLE

During the year ended December 31, 1995, the Company issued stock to certain physicians to join the Company. In exchange for their membership, the physicians each individually issued subscriptions receivable at varying interest rates and due dates. The balance of these subscriptions at March 31, 1996 and December 31, 1995 is $140,348 and $160,098, respectively. Accordingly, the subscribed amount is reflected in the accompanying financial statements as a separate component of stockholders' equity.

3. SUBSEQUENT EVENTS

On December 30, 1995, the OB-GYN Associates, P.C. signed a contract with Medical Asset Management, Inc. (MAM). Under the terms of the agreement MAM managed the Company under a short-term management agreement from December 31, 1995 to April 1, 1996. On April 1, 1996, MAM purchased the accounts receivable and nonmedical assets of the Company in addition to entering into a twenty-five year management agreement for $4,526,206 consisting of cash of $1,606,202 and 730,000 shares of MAM stock.

                         Medical Asset Management, Inc.

                    Unaudited Pro forma Financial Statements

The unaudited pro forma financial information presented in the unaudited pro forma financial statements is included in order to illustrate the effect on the Medical Asset Management, Inc.'s (the "Company" or MAM) financial statements of the acquisition of OB-GYN Associates, P.C. on April 1, 1996 (the
"Acquisition").

The unaudited pro forma balance sheet at March 31, 1996 presents adjustments for the Acquisition as if the Acquisition had occurred on March 31, 1996.

The unaudited pro forma statements of operations for the three months ended March 31, 1996 and for the year ended December 31, 1995 present adjustments for the Acquisition as if the Acquisition had occurred on January 1, 1995.

In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

The unaudited pro forma financial statements should be read in conjunction with the Company's historic consolidated financial statements and notes thereto, and the historic financial statements and the notes thereto of OB-GYN Associates, P.C. The unaudited pro forma statements of operations are not necessarily indicative of the results that would have been reported had such events actually occurred on the date specified, nor are they indicative of the Company's future results.

                         Medical Asset Management, Inc.

                       Unaudited Pro forma Balance Sheet

                                 March 31, 1996


                                                                                     PRO FORMA
                                                                                     ADJUSTMENTS
                                                                                     FOR OB-GYN
                                                                  COMPANY AS       ASSOCIATES, P.C.         COMPANY
                                                                   REPORTED          TRANSACTION           PRO FORMA
                                                                  ---------------------------------------------------
ASSETS
Current assets:
   Cash                                                           $   169,490                             $   169,490
   Accounts receivable                                              6,081,321       $1,722,084 (a)          7,803,405
   Management fee receivable                                        1,094,350                               1,094,350
   Other assets                                                       115,683           66,769 (a)            182,452
                                                                  -----------                             -----------
                                                                    7,460,844                               9,249,697
Property, plant, and equipment, net                                   772,385          305,413 (a)          1,077,798

Intangible assets, net                                              8,393,243        2,431,936 (a)         10,825,179
                                                                  -----------                             -----------
                                                                    9,165,628                              11,902,977
                                                                  -----------                             -----------
Total assets                                                      $16,626,472                             $21,152,674
                                                                  ===========                             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Due to OB-GYN Associates, P.C.                                 $         -       $1,606,202 (a)        $ 1,606,202
   Related party debt                                                 186,910                                 186,910
   Accrued payroll taxes                                               92,012                                  92,012
   Other accrued liabilities                                          314,219                                 314,219
   Due to physician groups                                          1,668,417                               1,668,417
   Accrued income taxes payable                                       507,187                                 507,187
   Current portion--long-term liabilities                           1,311,511                               1,311,511
                                                                  -----------                             -----------
                                                                    4,080,256                               5,686,458
                                                                  -----------                             -----------
Long-term liabilities:
   Long-term debt                                                     341,400                                 341,400
   Obligations under capital lease                                     65,100                                  65,100
   Convertible subordinated debt                                      773,524                                 773,524

Shareholders' equity:
   Preferred stock (convertible)--$.001 par value; 10,000,000 shares authorized
   Class A--3,000,000 shares issued; 3,000,000 outstanding              3,000                                   3,000
   Common stock--$.001 par value; 50,000,000 shares
     authorized; 11,423,708 shares outstanding (pro
     forma--11,569,708 shares (a))                                     11,325              146 (a)             11,471
   Common stock to be issued--1,208,708 shares (pro
     forma--1,792,708 shares (a))                                   5,437,781        2,336,000 (a)          7,773,781
   Additional paid-in capital                                       6,184,835          583,854 (a)          6,768,689
   Unearned remuneration                                           (1,216,470)                             (1,216,470)
   Retained earnings                                                  945,721                                 945,721
                                                                  -----------                             -----------
                                                                   11,366,192                              14,286,192
                                                                  -----------                             -----------
Total liabilities and shareholders'equity                         $16,626,472                             $21,152,674
                                                                  ===========                             ===========

The accompanying notes are an integral part of this statement.

                         Medical Asset Management, Inc.

                  Unaudited Pro forma Statement of Operations

                       Three Months ended March 31, 1996

                                                                                     PRO FORMA
                                                                                     ADJUSTMENTS
                                                                OB-GYN               FOR OB-GYN
                                              COMPANY          ASSOCIATES,          ASSOCIATES, P.C.   COMPANY PRO
                                            AS REPORTED           P.C.               TRANSACTION          FORMA
                                            ----------------------------------------------------------------------
Net revenue                                  $3,533,473        $1,286,002             $(630,141)(b)     $4,189,334

Expenses:
   Practice salaries and benefits               981,022           529,186              (321,961)(c)      1,188,247
   Other practice costs                               -           245,945               (45,691)(c)        200,254
   General and administrative                 1,742,247           349,374               (28,875)(c)      2,062,746
   Depreciation and amortization                 87,197            40,005                24,319 (d)        151,521
   Other expense (income), net                   75,560          (125,252)              (45,588)(c)        (95,280)
                                             ---------------------------------------------------------------------
                                              2,886,026         1,039,258              (417,796)         3,507,488
                                             ---------------------------------------------------------------------

Net income before income taxes                  647,447           246,744              (212,345)           681,846
Provision for income taxes                      291,883            59,216               (64,724)(e)        286,375
                                             ---------------------------------------------------------------------
Net income                                   $  355,564        $  187,528             $(147,621)        $  395,471
                                             =====================================================================


Weighted average number of common
 stock and common stock equivalents
 outstanding:
   Primary                                   10,692,491                                                 11,422,491
Income per common share:
   Primary                                        $0.03                                                      $0.03

The accompanying notes are an integral part of this statement.

                         Medical Asset Management, Inc.

                  Unaudited Pro forma Statement of Operations

                          Year ended December 31, 1995

                                                                                    PRO FORMA
                                                                                    ADJUSTMENTS
                                                                OB-GYN              FOR OB-GYN
                                              COMPANY          ASSOCIATES,         ASSOCIATES, P.C.      COMPANY PRO
                                            AS REPORTED           P.C.              TRANSACTION             FORMA
                                            ------------------------------------------------------------------------
Net revenue                                  $8,746,833        $5,212,881           $(2,554,314) (b)     $11,405,400

Expenses:
   Practice salaries and benefits             3,041,648         2,961,438            (2,016,454)(c)        3,986,632
   Other practice costs                       2,086,329           690,938               (39,752)(c)        2,737,515
   Consulting fees                              200,864            18,450                     -              219,314
   General and administrative                 1,840,991         1,099,266              (204,135)(c)        2,736,122
   Depreciation and amortization                291,823           126,626                97,277 (d)          515,726
   Other expense (income), net                  288,777           (81,505)             (156,947)(c)           50,325
                                             -----------------------------------------------------------------------
                                              7,750,432         4,815,213            (2,320,011)          10,245,634
                                             -----------------------------------------------------------------------

Net income before income taxes                  996,401           397,668              (234,303)           1,159,766
Provision for income taxes                      418,488            95,433               (26,819)(e)          487,102
                                             -----------------------------------------------------------------------
Net income                                   $  577,913        $  302,235           $  (207,484)         $   672,664
                                             =======================================================================


Weighted average number of common
 stock and common stock equivalents
 outstanding:
     Primary                                 10,108,943                                                  10,838,943
     Fully diluted                           12,251,918                                                  12,981,918
Income per common share:
   Primary                                        $0.06                                                       $0.06
   Fully diluted                                  $0.05                                                       $0.05

The accompanying notes are an integral part of this statement.

                         Medical Asset Management, Inc.

               Notes to Unaudited Pro forma Financial Statements

(a) to record acquisition of accounts receivable, property, plant, and equipment, management service agreement and other assets of OB-GYN Associates, P.C. for $1,606,202 in cash and 730,000 shares of MAM stock valued at $2,920,000. Stock issued at closing represented 20% or 146,000 shares of the total to be issued. The remaining 80% will be issued at 20% per year over the next four years.

    The cash portion of the purchase price is shown as a due to OB-GYN Associates, P.C. in the pro forma presentation. This amount was ultimately paid from proceeds of private placement stock offerings. The offerings were not specifically made for the purpose of this transaction.

(b) to record contractual allocation of revenues to medical owners of OB-GYN Associates, P.C. managed by the Company, net of the management fee of 5%

(c) to remove medical side expenses to be paid by medical owners of OB-GYN Associates, P.C.

(d) to record amortization of acquired management contract over 25 years straight-line

(e) to record estimated tax provision related to the operations of the assets acquired at an assumed effective rate of approximately 42% for the three months ended March 31, 1996 and the year ended December 31, 1995

PART III

ITEM 1 AND 2.     INDEX TO EXHIBITS AND DESCRIPTION.


EXHIBIT                                                                                                   SEQUENTIAL
NO.               DESCRIPTION                                                                            LOCATION NO.
---               -----------                                                                            ------------
                  CHARTER AND BY-LAWS
                  -------------------

2.1               Certificate of Incorporation of Eagle High Enterprises, Inc., filed
                  January 23, 1986.

2.1(a)            Certificate of Amendment of Certificate of Incorporation of Eagle
                  High Enterprises, Inc., filed June 21, 1994.

2.2               Bylaws of Eagle High Enterprises, Inc.


                  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS
                  ---------------------------------------------------

3.1               Board resolutions defining rights of Class A
                  Preferred Stock.*

                  Contracts Relating to Sale of 2,000,000 Shares of Common Stock on
                  -----------------------------------------------------------------
                  May 31, 1996
                  ------------
3.2               Placement Agreement between Crutterden Roth Incorporated and Medical Asset Management,
                  Incorporated, dated April 30, 1996.

3.3               Medical Asset Management, Inc. Declaration of Registration Rights.

3.4               Medical Asset Management, Inc. Common Stock Warrant


                  MATERIAL CONTRACTS
                  ------------------

                  Compensation Agreements with Officers
                  -------------------------------------

6.1               Employment Agreement between Medical Asset Management, Inc. and
                  John Regan, dated January 1, 1995.

6.2               Employment Agreement between Medical Asset Management, Inc. and
                  Dennis Calvert, dated January 1, 1995.

6.3               Employment Agreement between Medical Asset Management, Inc. and
                  Michael Zaic, dated January 1, 1995.

---------------------------
* To be filed by amendment.


                                     III-1

EXHIBIT                                                                                                   SEQUENTIAL
NO.               DESCRIPTION                                                                            LOCATION NO.
---               -----------                                                                            ------------
                  PLANS OF ACQUISITION, REORGANIZATION, ARRANGEMENT,
                  --------------------------------------------------
                  LIQUIDATION OR SUCCESSION
                  -------------------------

8.1               Stock Exchange Agreement with Shareholders of Medical Asset
                  Management, Inc. and Eagle High Enterprises, Inc., dated
                  June 24, 1994.

8.2               Agreement with Healthcare Professional Management, Inc. dated
                  December 29, 1995.

8.3 Asset Purchase and Medical Practice Management Agreement between the Company and OB-GYN Associates, P.C., dated
                  December 31, 1995.

                  CONSENTS
                  --------
10.1              Consent of Harlan & Boettger, independent accountants for
                  Medical Asset Management, Inc., dated February 12, 1996.

                                     III-2

                                   SIGNATURE


In accordance with Section 12 of the Securities Exchange Act of 1934, this registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          MEDICAL ASSET MANAGEMENT, INC.

                                          Dated:  February 13, 1997


                                          By:      /s/ JOHN REGAN
                                                   -----------------------
                                                       John W. Regan, President


                                     III-3